Form 10-K, Exhibit 13
period 1994-01-02
GENICOM CORP
filed 1994-03-31
CIK 766738


GENICOM CORPORATION AND SUBSIDIARIES
TEN YEAR FINANCIAL HISTORY
Fiscal year,                               1993       1992       1991       1990       1989
                                              (52        (53        (52        (52      (52
                                           weeks)     weeks)     weeks)     weeks)    weeks)
  (In thousands, except per share and
              other data)

Income Statement Data:
                                        <         < <         < <           < <           < <
                                        C         C C         C C          C C          C C
                                        >         > >         > >          > >          > >
                                         _______     _______     _______    _______    _______

Revenues                                $ 221,865   $ 222,692  $ 217,021  $ 255,298  $ 256,873
Operating costs and expenses (1)          219,220     214,176    224,363    240,844    271,438
                                         _______     _______     _______    _______    _______

Operating income (loss)                     2,645       8,516    (7,342)     14,454   (14,565)
Interest expense, net                       7,559       7,742      9,122     12,497     13,814
Other income (2)                            1,741
                                         _______     _______     _______    _______    _______
Income (loss) before income taxes,
   extraordinary gain and cumulative
effect
   of accounting change                   (3,173)         774   (16,464)      1,957   (28,379)
Income tax expense (benefit)                   56         450        275        857    (4,119)
                                         _______     _______     _______    _______    _______
Income (loss) before extraordinary gain
and
   cumulative effect of accounting        (3,229)         324   (16,739)      1,100   (24,260)
change
Extraordinary gain (3)                                  1,273      3,691      5,528
Cumulative effect on prior years of
change
   in accounting principles (4)          _______     _______     _______    _______    _______

Net income (loss)                       $ (3,229)   $   1,597  $(13,048)  $   6,628  $(24,260)
                                         _______     _______     _______    _______    _______
Earnings (loss) per share:
     Income (loss) before extraordinary
                               gain and
     cumulative effect of accounting    $  (0.30)   $    0.03  $  (1.58)  $    0.11  $  (2.27)
change
   Extraordinary gain                                    0.12       0.35       0.52
   Cumulative effect on prior years of
change
     in accounting principles
                                         _______     _______     _______    _______    _______

Net income (loss)                       $  (0.30)   $    0.15  $  (1.23)  $    0.63  $  (2.27)
                                         _______     _______     _______    _______    _______

Weighted average shares                    10,621      10,605     10,592     10,580     10,710
                                         _______     _______     _______    _______    _______
Balance Sheet Data:

  Working capital                       $  33,642   $  54,915  $  47,193  $  77,965  $  78,284
  Total assets                            141,159     146,806    137,299    167,142    190,395
  Total long-term debt                     69,020      69,311     64,027     85,723    112,004
  Stockholders' equity                     24,575      28,524     27,804     41,528     34,487

Other Data:

Employees                                   2,147       2,488      2,512      2,896      3,259
Price range per common share: (5)
  Low                                   $ 1 1/8     $     7/8  $     7/8  $     7/8  $     7/8
  High                                    3 1/2         2         2 3/4        3          5

(1) Includes restructuring costs of $1.0 million, $15.0 million, $14.1 million and $6.0 million in 1993, 1991, 1989 and 1988, respecively.

(2) The Company recognized a gain of $1.7 million from the sale of approximately 65.0% of its investment in a Belgian printer development and manufacturing company.

(3) The Company recognized an extraordinary gain of $1.3 million, $3.7 million and $5.5 million, net of taxes of $0.1 million, $0.5 million and $0.6 million, on the early extinguishment of $4.0 million, $13.3 million and $13.0 million principal amount of its Senior Subordinated Notes in 1992, 1991 and 1990, respectively.

(4) Effective as of the beginning of 1988, the Company adopted Statement of Financial Accounting Standards No. 96 "Accounting for Income Taxes". Effective as of the beginning of 1987, the Company changed its method of capitalizing certain costs in the valuation of substantially all inventories.

GENICOM CORPORATION AND SUBSIDIARIES
TEN YEAR FINANCIAL HISTORY
Fiscal year,                               1988       1987       1986       1985       1984
                                              (52     (53         (52        (52        (52
                                           weeks)    weeks)     weeks)     weeks)     weeks)
  (In thousands, except per share and
              other data)

Income Statement Data:
                                        <         < <         < <           < <           < <
                                        C         C C         C C          C C          C C
                                        >         > >         > >          > >          > >
                                         _______    _______     _______    _______    _______

Revenues                                $ 291,429   $ 302,151  $ 157,463  $ 126,456  $ 136,661
Operating costs and expenses (1)          279,455     271,108    138,455    119,042    117,884
                                         _______     _______     _______    _______    _______

Operating income (loss)                    11,974      31,043     19,008      7,414     18,777
Interest expense, net                      12,930      11,866      2,997      4,245      6,900
Other income (2)
                                         _______     _______     _______    _______    _______
Income (loss) before income taxes,
   extraordinary gain and cumulative
effect
   of accounting change                     (956)      19,177     16,011      3,169     11,877
Income tax expense (benefit)              (1,960)       8,640      7,403      1,364      5,787
                                         _______     _______     _______    _______    _______
Income (loss) before extraordinary gain
and
   cumulative effect of accounting          1,004      10,537      8,608      1,805      6,090
change
Extraordinary gain (3)
Cumulative effect on prior years of
change
   in accounting principles (4)             4,300       2,018
                                         _______     _______     _______    _______    _______

Net income (loss)                       $   5,304   $  12,555  $   8,608  $   1,805  $   6,090
                                         _______     _______     _______    _______    _______
Earnings (loss) per share:
     Income (loss) before extraordinary
                               gain and
     cumulative effect of accounting    $    0.09   $    0.92  $    0.83  $    0.20  $    0.89
change
   Extraordinary gain
   Cumulative effect on prior years of
change
     in accounting principles                0.37        0.17
                                         _______     _______     _______    _______    _______

Net income (loss)                       $    0.46   $    1.09  $    0.83  $    0.20  $    0.89
                                         _______     _______     _______    _______    _______

Weighted average shares                    11,582      11,555     10,414      9,246      6,862
                                         _______     _______     _______    _______    _______
Balance Sheet Data:

  Working capital                       $ 104,880   $ 105,861  $  39,801  $  29,981  $  25,158
  Total assets                            223,909     228,528     97,790     79,974     77,927
  Total long-term debt                    108,115     108,998     21,021     41,034     38,000
  Stockholders' equity                     61,565      58,510     45,664     18,735     15,135

Other Data:

Employees                                   3,692       3,587      2,507      2,135      2,194
Price range per common share: (5)
  Low                                   $ 4 1/4     $ 5 3/4    $  6 1/8
  High                                    10 7/8      16 1/4       13

(1) Includes restructuring costs of $1.0 million, $15.0 million, $14.1 million and $6.0 million in 1993, 1991, 1989 and 1988, respecively.

(2) The Company recognized a gain of $1.7 million from the sale of approximately 65.0% of its investment in a Belgian printer development and manufacturing company.

(3) The Company recognized an extraordinary gain of $1.3 million, $3.7 million and $5.5 million, net of taxes of $0.1 million, $0.5 million and $0.6 million, on the early extinguishment of $4.0 million, $13.3 million and $13.0 million principal amount of its Senior Subordinated Notes in 1992, 1991 and 1990, respectively.

(4) Effective as of the beginning of 1988, the Company adopted Statement of Financial Accounting Standards No. 96 "Accounting for Income Taxes". Effective as of the beginning of 1987, the Company changed its method of capitalizing certain costs in the valuation of substantially all inventories.

GENICOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
                                           January     January 3,   December
                                              2,                       29,
Year Ended,                                  1994         1993        1991
(In thousands, except per share data)      _______      _______      _______
                                         <           < <            <<
                                         C           C C           CC
                                         >           > >           >>
Revenues, net:
    Products                             $   176,432   $   177,690  $    177,512
    Services                                  45,433       45,002        39,509
                                           _______       _______      _______

                                             221,865     222,692       217,021
                                           _______      _______      _______
Operating costs and expenses:
    Cost of revenues:
       Products                              129,274      125,150       130,778
       Services                               36,537       34,381        27,987
    Selling, general and administration       43,070      44,085        42,349
    Engineering, research and product          9,311       10,560         8,249
development
    Restructuring costs                        1,028                     15,000
                                           _______       _______      _______

                                             219,220     214,176       224,363
                                           _______       _______      _______

Operating income (loss)                        2,645        8,516       (7,342)
Interest expense, net                          7,559        7,742         9,122
Other income                                   1,741
                                           _______       _______      _______
Income (loss) before income taxes
    and extraordinary gain                   (3,173)          774      (16,464)
Income tax expense                                56         450           275
                                           _______      _______      _______

Income (loss) before extraordinary gain      (3,229)          324      (16,739)
Extraordinary gain on early
extinguishment of debt
    (net of taxes of $141 and $470)                        1,273         3,691
                                           _______      _______      _______

Net income (loss)                        $   (3,229)   $     1,597  $   (13,048)
                                           _______      _______      _______

Earnings (loss) per common share and
     common share equivalent:
    Income (loss) before extraordinary   $    (0.30)   $      0.03  $     (1.58)
gain
    Extraordinary gain                                       0.12          0.35
                                           _______       _______      _______

   Net income (loss)                     $    (0.30)  $      0.15  $     (1.23)
                                           _______       _______      _______
Weighted average number of common shares
and
    common share equivalents outstanding      10,621       10,605        10,592
                                           _______       _______      _______

Results of Operations

Net Revenue

In 1993, GENICOM Corporation ("GENICOM" or the "Company") experienced year over year revenue growth in its strategic businesses of Enterprising Service Solutions, Laser Printing Solutions and supplies which were offset by declines in mature impact printer, spares and relay products.

Printer revenues increased $2.4 million or 2.3% in 1993 as compared with 1992 and declined $6.0 million or 5.7% in 1992 as compared with 1991. The increase in printer revenue from 1992 to 1993 is attributable to growth in the Company's Laser Printing Solutions business partially offset by declines in mature impact printer products and reduced sales to OEM customers as businesses curtail capital spending in a recessionary economic environment. The printer revenue decline in 1992 was attributable to the maturing of the impact printer market and the recessionary economic environment.

[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed printer revenues (in millions) for the following years: 1989 - $171, 1990 - $165,
1991 - $129, 1992 - $122 and 1993 - $119.]

In 1993, revenues from the Company's laser printer products and high-speed serial matrix printers increased $10.5 million and $5.6 million, respectively, as compared with 1992. Partially offsetting the 1993 revenue increases were revenue declines in shuttle matrix line printers and mature serial matrix and band line printers of $7.5 million and $4.7 million, respectively. Management expects revenues from its family of laser printer products to continue to grow in 1994 and offset declines in other printer product lines.

In 1992, revenues from mature serial matrix and band line printers and low-end desktop printers declined $12.1 million and $2.9 million, respectively, as compared with 1991. Partially offsetting the 1992 revenue declines were revenue increases in laser printer products of $5.4 million, high-speed serial matrix printers of $2.3 million and shuttle matrix printers of $1.5 million reflecting improved demand for these products in European markets.

Spares revenues decreased $5.7 million or 36.6% in 1993 as compared with 1992 and declined $0.9 million or 4.1% in 1992 compared with 1991. Spares revenues continue to decrease due to new product designs that have increased reliability and resulted in fewer replaceable parts, and declines in sales of mature serial matrix and band line printers requiring such spare parts. Management expects that spares revenues will continue to decline.

Supplies revenues increased $4.4 million or 10.2% in 1993 as compared with 1992 and increased $6.3 million or 19.4% in 1992 as compared with 1991. The revenue growth in the supplies business is attributable to increased market share achieved by increasing the number of product offerings, including laser printer supplies, and aggressive marketing in established markets. Management anticipates that supplies revenue will continue to increase.

[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed supplies revenues (in millions) for the following years: 1989 - $28, 1990 - $32, 1991
- - $33, 1992 - $39 and 1993 - $43.]

Enterprising Service Solutions ("ESSD") revenues increased $0.4 million in 1993 as compared with 1992 and increased $5.5 million or 13.9% in 1992 as compared with 1991 due to the expansion of multivendor service activities. Management anticipates that 1994 ESSD revenue will be above fiscal 1993 levels due to increased multivendor service activities.

[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed service revenues (in millions) for the following years: 1989 - $38, 1990 - $40, 1991
- - $40, 1992 - $45 and 1993 - $45.]

Relay revenues decreased $2.3 million or 15.2% in 1993 as compared with 1992 and increased by $0.8 million or 5.0% in 1992 as compared with 1991. The 1993 revenue decline is a result of soft market conditions in the aerospace and defense industries. The 1992 revenue growth was attributable to a reduction in the relay order backlog. Management believes that 1994 relay revenues will approximate those of fiscal 1993.

[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed relays revenues (in millions) for the following years: 1989 - $20, 1990 - $19, 1991
- - $17, 1992 - $17 and 1993 - $15.]

Order Backlog

Order backlog decreased $5.9 million or 14.7% in 1993 as compared with 1992 and increased $1.0 million or 2.6% in 1992 as compared with 1991. The 1993 decline in order backlog is due to a decline in the backlog from the Company's largest laser printer customer and lower orders from the Company's original equipment manufacturer customers who generally place longer lead time orders. The 1992 growth in order backlog was attributable to the Company's new laser printer products. The Company's backlog as of any particular date should not be the sole measurement used in determining sales for any future period.

[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed order backlog (in millions) for the following years: 1989 - $67, 1990 - $48, 1991 - $39, 1992 - $40 and 1993 - $34.]

Gross Profit Margin

Gross margin, as a percentage of revenue, decreased in 1993 as compared with 1992 due to price competition and higher costs in the Laser Printing Solutions business and lower revenues in the Company's higher margin spares and relay products. Two other events caused lower gross margins in 1993: the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" in the first quarter of 1993; and unfavorable foreign currency movements. Meanwhile, revenue growth achieved in the Company's higher margin supplies business favorably impacted the Company's 1993 gross margin.

Gross margin, as a percentage of revenue, had increased from 1991 to 1992 due to increased sales of higher-margin supplies and service, and less revenue from lower-margin printers as well as improvements in supplies and printer margins. The Company also achieved lower product costs through changes in product designs and reductions in fixed manufacturing costs.

The Company continues its efforts to lower its fixed cost structure and improve its gross profit margin. These efforts include the Company's transfer of impact printer assembly operations from the Company's Waynesboro, Virginia facility to its Reynosa, Mexico facility and the outsourcing of component manufacturing processes.

Operating Expense

Operating expenses in 1993 as compared with 1992 decreased, both in amount and as a percentage of revenue. This decrease occurred despite the increase in operating expenses due to the adoption of SFAS No. 106 and incurring restructuring costs associated with the reorganization of sales and marketing, development and administrative operations including the formation of an application solutions' function. Favorably impacting operating expenses was recognition of an amount due from the General Electric Company ("G.E.") relating to prior costs for environmental matters at the Company's Waynesboro, Virginia facility.

Operating expenses before restructuring charges increased in 1992, both in amount and as a percentage of revenue, over the prior year. The increase in operating expenses was attributable to the Company's ongoing commitment to expand engineering, research and development and sales and marketing activities. In 1992, the Company increased its expenditures related to engineering programs to support new laser and impact printers. In addition, the Company's increased sales and marketing expenditures for new product introductions and market channel penetration programs.

[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed research and development expenses (in millions) and the same expenses as a percentage of total revenues for the following years: 1989 -$11 and 4.4%, 1990 - $9 and 3.4%, 1991 - $8 and 3.8%, 1992 - $11 and 4.7%,
and 1993 - $9 and 4.2%.]

On January 25, 1994, the Company announced programs to improve financial performance by reducing its cost structure. The programs included personnel reductions, a 10.0% salary reduction for domestic employees and salary or benefit reductions for employees of the Company's international operations. In addition, the Company amended its deferred compensation and savings plan to make Company contributions discretionary.

Interest Expense

The Company's interest expense increased $0.4 million or 4.5% in 1993 as compared with 1992, however, the 1993 expense was favorably impacted by a first quarter interest payment from the Internal
Revenue Service of $0.6 million related to the settlement of prior year tax matters. The increase in interest expense relates primarily to the Company's working capital investment requirements.

The decreases in interest expense from 1991 to 1992 was the result of lower quoted prime rates, reduced working capital investments and the Company's purchases of its 12.5% Senior Subordinated Notes (the "Notes") during 1990, 1991 and 1992 which have enabled overall debt reduction. In addition, the Company amended its revolving credit facility during 1992 enabling the Company to borrow capital at lower rates of interest.

[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed interest expense (in millions) for the following years: 1989 - $14, 1990 - $13, 1991
- - $9, 1992 - $8 and 1993 - $8.]

Other Income

In the fourth quarter of 1993, the Company recorded a gain from the sale of approximately 65.0% of its investment in Xeikon N.V., a Belgian printer development and manufacturing company. Management is pursuing the sale of its remaining investment in Xeikon N.V.

Income Tax

On January 4, 1993, the Company adopted SFAS No. 109 "Accounting for Income Taxes". The Company previously accounted for income taxes under the liability method in accordance with SFAS No. 96. The adoption of SFAS No. 109 did not have a material effect on the Company's financial condition or results of operations.

The Company's effective income tax rate for fiscal year 1993 was (1.8)% compared with 58.1% and (1.7)% in fiscal years 1992 and 1991, respectively. These rates are significantly affected by foreign income taxes and the utilization of net operating losses.

Extraordinary Gain

The extraordinary gains resulted from the financial effect of the Company's open market purchases of $4.0 million and $13.3 million in 1992 and 1991, respectively, principal amounts of its Notes at a discount from par value. The extraordinary gains were net of income taxes of $0.1 million and $0.5 million and the write-off of unamortized debt issuance costs.

GENICOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
                                                January      January
                                                  2,            3,
                                                 1994          1993
                                                _______      _______

                                             <                <
                                             C              C
                                             >              >
(In thousands, except share data)
ASSETS
Current assets:
    Cash and cash equivalents                $    1,797     $    3,001
    Accounts receivable, less allowance for
        doubtful accounts of $1,480 and          35,932         38,214
$1,248
    Other receivables                             7,202          2,899
    Inventories                                  53,831        55,894
    Prepaid expenses and other assets             1,594         2,418
                                                _______      _______

        Total current assets                    100,356       102,426
Property, plant and equipment                    24,869        26,430
Goodwill                                         10,180        10,908
Other assets, principally intangibles             5,754         7,042
                                                _______      _______

                                             $  141,159     $  146,806
                                                _______      _______
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Current portion of long-term debt        $   23,263     $      693
    Accounts payable and accrued expenses        36,504        39,690
    Deferred income                               6,947         7,128
                                                _______      _______

        Total current liabilities                66,714        47,511
Long-term debt, less current portion             45,757        68,618
Other non-current liabilities                     4,113         2,153
                                                _______      _______

        Total liabilities                       116,584       118,282
Stockholders' equity:
    Common stock, $0.01 par value;
15,000,000
        shares authorized, 10,621,699 and           106           106
10,604,699 shares issued
    Additional paid-in capital                   25,744        25,730
    Retained earnings                             1,781         5,010
    Foreign currency translation adjustment     (1,957)       (1,795)
    Pension liability adjustment                (1,099)         (527)
                                                _______      _______

        Total stockholders' equity               24,575        28,524
                                                _______      _______

                                             $  141,159     $  146,806
                                                _______      _______

Liquidity and Capital Resources

The Company's working capital changed from $54.9 million to $33.6 million in fiscal year 1992 to 1993, respectively, a decrease of $21.3 million or 38.8%. This decrease is attributable to an increase in debt classified as current. Cash and cash equivalents decreased $1.2 million since January 3, 1993.

[A graphic image near the above paragraph has been omitted from this electronic filing. This bar chart image displayed working capital (in millions) for the following years: 1989 - $78, 1990 - $78, 1991
- - $47, 1992 - $55 and 1993 - $34.]

Net cash generated by operations during 1993 totaled $5.2 million. Depreciation and amortization charges of $9.1 million offset the cash outflows for restructuring accrual utilization of $3.4 million and the loss of $3.2 million. Inventory levels declined slightly generating $1.7 million in cash flow.

[A graphic image near the above paragraph has been omitted from this electronic filing. This bar chart image displayed inventories (in millions) for the following years: 1989 - $78, 1990 - $67, 1991 - $47, 1992 - $56 and 1993 - $54.]

Net cash used in investing activities during 1993 totaled $7.2 million. The Company's investing activities were almost entirely comprised of expenditures for property, plant and equipment and software development. The Company does not have any material commitments of funds for capital expenditures other than to support the current level of operations.

In the first quarter of 1993, the Company retired $9.0 million principal amount of its previously purchased Notes in fulfillment of its annual sinking fund requirement. The Company intends to apply the remaining $12.3 million of the Notes held in treasury toward the 1994 and a portion of the 1995 sinking fund requirement. Pursuant to the terms of the Notes, the Company is required to maintain a minimum net worth of $22.8 million, without regard to foreign currency translation adjustments, at the end of any two consecutive quarters. Should the Company not be able to maintain the required net worth or to make additional sinking fund payments which would then be due, the Company would be subject to the default provisions of the Notes which could result in acceleration of amounts due under the Notes. In such circumstance, the Company would seek negotiation with the holders of the Notes to waive or reduce the net worth requirements. While the Company is currently in compliance with this covenant and expects to remain in compliance, there is no assurance that the Company will be able to maintain the required net worth, make any additional sinking fund payments, or be successful in negotiations with the holders of the Notes to waive or reduce the net worth requirement.

As of January 2, 1994, the Company had $22.5 million outstanding and $4.0 million available for borrowing under its senior credit facility. The senior credit facility's initial term expires on September 23, 1994, but renews annually unless certain notice provisions are exercised. The Lender has not informed the Company that it intends to terminate the credit facility and is currently negotiating a two-year fixed extension with the Company. Since a final agreement has not been reached on such extension, the Company has classified amounts due under the credit facility as current. The Company is considering other financing transactions to provide additional liquidity, including credit lines collateralized by accounts receivable and inventory of certain of its foreign subsidiaries. While management believes it will be successful in negotiating an extension to its current credit facility and obtaining other credit lines, it cannot make any assurances that they will be successful in such efforts.

[A graphic image near the above paragraph has been omitted from this electronic filing. This bar chart image displayed total long-term debt (in millions) for the following years: 1989 - $112, 1990 - $86, 1991 - $64, 1992 - $69 and 1993 - $69.]

The Company has maintained cash flow through strict controls over working capital and discretionary spending. As discussed previously, management initiated a number of programs to improve the financial performance of the Company. Management has also continued to strive for continued revenue growth by investing in its strategic growth areas of Enterprising Service Solutions, Laser Printer Solutions and supplies. Nevertheless, there is no assurance that the Company's initiatives will continue to be successful or that sales volume will not materially decline. Management believes that a material decline in sales volume could have a material adverse impact on its operations.

As described in further detail in the Company's 1993 Annual Report, Notes to Consolidated Financial Statements, the Company is required to adopt SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" on or before fiscal year 1996, SFAS No. 112 "Employers' Accounting for Postemployment Benefits" in 1994, SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" on or before fiscal year 1995, and SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" in 1994. Management believes such standards will not have a material effect on the Company's financial condition or results of operations.

GENICOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended,                                   January    January    December
                                                 2,         3,         29,
(In thousands)                                  1994       1993       1991
                                              _______    _______     _______

                                             <         < <          < <
                                             C         C C          C C
                                             >         > >          > >
Cash flows from operating activities:
    Net income (loss)                        $ (3,229)  $    1,597  $ (13,048)
    Adjustments to reconcile net income
(loss) to cash provided
      by operating activities:
        Depreciation                             6,703      6,380     10,301
        Amortization                             2,400      2,100      1,684
        Extraordinary gain                                (1,414)    (4,161)
        Effect of restructuring accrual        (3,380)    (3,767)     14,547
        Effect of investment gain              (1,741)
        Effect of environmental recovery         (862)                 (673)
from G.E.
        Changes in assets and liabilities:
            Accounts receivable                  2,099    (5,892)      7,415
            Recoverable income taxes               864      1,921        208
            Inventories                          1,710    (9,401)     12,369
            Accounts payable and accrued         1,733      8,503    (2,975)
expenses
            Other                              (1,054)       1,827        336
                                              _______     _______     _______


Net cash provided by operating activities        5,243      1,854     26,003
                                              _______    _______     _______


Cash flows from investing activities:
    Additions to property, plant and           (5,724)    (5,241)    (7,029)
equipment
    Other investing activities                 (1,456)    (2,124)    (1,816)
                                              _______    _______     _______


Net cash used in investing activities          (7,180)    (7,365)    (8,845)
                                              _______    _______     _______


Cash flows from financing activities:
    Borrowings from long-term debt              26,818      30,534     30,796
    Payments on long-term debt                (26,697)    (21,218)   (39,569)
    Purchases of senior subordinated notes                 (2,565)    (9,000)
                                              _______     _______     _______


Net cash provided by (used in) financing           121      6,751   (17,773)
activities
                                              _______    _______     _______


Effect of exchange rate changes on cash and        612         811       (76)
cash equivalents


Net (decrease) increase in cash and cash       (1,204)      2,051      (691)
equivalents
Cash and cash equivalents at beginning of        3,001        950      1,641
year
                                              _______    _______     _______

Cash and cash equivalents at end of year     $   1,797  $    3,001  $      950
                                              _______    _______     _______

Supplemental data:

Cash paid (received) during the year for:
   Income taxes                              $   (501)  $  (1,181)  $      862
   Interest                                      7,953      7,758      9,907

GENICOM CORPORATION AND
SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF
   CHANGES IN STOCKHOLDERS'
            EQUITY
For the years ended January 2,
  1994, January 3, 1993 and
      December 29, 1991
(In thousands)
                                                 Addition                 Currency      Pension
                                                    al
                               Common             Paid-in   Retained    Translation    Liability
                               Stock
                               Shares   Amount    Capital   Earnings     Adjustment    Adjustment
                               ______   ______    _______    _______      _______       _______


                                      < <        < <           < <          < <              < <
                                     C C       C C          C C          C C             C C
                                     > >       > >          > >          > >             > >

Balance as of December 30,     10,583   $  106    $  25,708   $ 16,461    $    (591)     $    (156)
1990

Exercise of stock options         22                22
Cumulative translation                                                      (40)
adjustment
Pension liability adjustment                                                             (658)
Net loss                                                    (13,048)
                               ______   ______    _______    _______      _______       _______

Balance as of December 29,     10,605     106      25,730      3,413        (631)         (814)
1991

Cumulative translation                                                    (1,164)
adjustment
Pension liability adjustment                                                              287
Net income                                                    1,597
                               ______   ______    _______    _______      _______       _______

Balance as of January 3, 1993  10,605     106      25,730      5,010       (1,795)        (527)

Exercise of stock options         17                14
Cumulative translation                                                     (162)
adjustment
Pension liability adjustment                                                             (572)
Net loss                                                     (3,229)
                               ______   ______    _______    _______      _______       _______

Balance as of January 2, 1994  10,622   $  106    $  25,744   $  1,781    $   (1,957)    $   (1,099)
                               ______   ______    _______    _______      _______       _______

GENICOM Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of GENICOM Corporation (the "Company") and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the 1992 and 1991 financial statements in order to conform to the 1993 presentation.

Fiscal Year

The Company's fiscal year ends on the Sunday nearest December 31.
Accordingly, the Company is reporting for the 52-week period ended January 2, 1994, the 53-week period ended January 3, 1993, and the 52-week period ended December 29, 1991.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Inventories

Inventories are stated at the lower of cost, determined on the first-in first-out method, or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is calculated using the straight-line method for financial reporting purposes based on estimated lives at acquisition date (generally 15 to 25 years for buildings and 3 to 10 years for machinery and equipment) and accelerated methods for income tax purposes.

Significant improvements and the cost of tooling are capitalized, while repairs and maintenance costs are charged to operations.

Goodwill and Intangibles

Goodwill includes the excess of acquisition costs over the fair market value of net assets of acquired businesses and is being amortized on a straight-line basis over 5 to 20 years. Other intangible assets, including patents, copyrights, trademarks, licenses and organization and financing costs, are amortized on a straight-line basis over periods ranging from 3 to 15 years. Accumulated amortization for goodwill and intangibles was $10.7 million and $8.6 million at January 2, 1994, and January 3, 1993, respectively.

Research and Development Costs and Capitalized Software

Costs incurred in basic research and development are expensed as incurred. Certain costs relating to software development are capitalized and amortized on a product-by-product basis. Certain costs incurred after establishment of technological feasibility until release of the product to customers are capitalized and then amortized using the straight-line method to cost of goods sold over the estimated economic life of the product.

The Company capitalized software costs of $1.5 million and $0.9 million in 1993 and 1992, respectively. The related amortization expenses were $0.4 million and $0.1 million in 1993 and 1992, respectively. As of January 2, 1994, and January 3, 1993, capitalized software, net of amortization, was $1.9 million and $0.8 million, respectively.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with SFAS No. 109 "Accounting for Income Taxes". Certain expenses are recognized in different periods for financial reporting and federal income tax purposes. Research and development credits are recognized as a reduction of income tax expense in the year they are recognized for federal tax purposes. The Company does not provide deferred taxes on the undistributed earnings of its foreign subsidiaries as such earnings are intended to be permanently reinvested in those operations.

Foreign Operations

The consolidated balance sheets include foreign assets and liabilities of $54.8 million and $15.3 million at January 2, 1994, respectively, and $56.3 million and $14.7 million at January 3, 1993, respectively. The net effects of foreign currency transactions reflected in income were immaterial in fiscal years 1993, 1992 and 1991.

Assets and liabilities of most of the Company's foreign operations are translated into U.S. dollars using exchange rates in effect at the balance sheet date and results of operations items are translated using the average exchange rates prevailing throughout the period. The resulting translation adjustments are recorded as a separate component of stockholders' equity. The Company's Mexican subsidiary remeasures its financial statements in U.S. dollars, as this is the currency of the primary economic environment in which the entity operates. Prior to 1993, the Mexican subsidiary was considered to operate in a highly inflationary economy. Accordingly, its translation adjustments, which are not material, are included in results of operations.

The Company periodically hedges against foreign currency fluctuations through the use of forward exchange contracts. Gains and losses on contracts to hedge foreign currency commitments are deferred and accounted for as part of the commitment transaction except for losses expected to be incurred in future periods which are recorded when identified.

The forward exchange contracts which the Company uses as hedges are subject to off-balance sheet market risk. The Company believes that its risk due to non-performance by the other parties to these contracts is remote. The Company had $4.3 million and $4.6 million of forward exchange contracts outstanding at January 2, 1994, and January 3, 1993, respectively.

Off-Balance Sheet Risk and Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and receivables. The Company has deposited its cash and cash equivalent funds with reputable financial institutions and the Company believes the risk of loss associated with these institutions is very low. The Company extends credit to various customers that are primarily in the computer and computer peripherals industries. These specific industries may be similarly affected by economic factors and, therefore, result in concentration of the Company's credit risk. However, the Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts for specific customers that it determines to have significant credit risk. Generally, the Company does not require collateral from its customers and has, historically, not experienced significant credit related losses.

Revenue Recognition and Warranty Costs

Revenues from the sales of products, which include printers and relays, are recorded when products are shipped to customers. Revenues from services, which include service and rentals, are recognized monthly as earned. Advance billings for customer maintenance contracts are deferred and amortized over the contract life on a straight-line basis. Estimated warranty costs for equipment sales are provided for in the year of sale.

Net Income (Loss) Per Share

Net income (loss) per common share and common share equivalent is computed by dividing net income (loss) by the weighted average number of common shares and dilutive common share equivalents outstanding during each year. Common share equivalents include the weighted average number of shares issuable upon the assumed exercise of outstanding stock options, assuming the applicable proceeds from such exercise are used to acquire treasury shares.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issued SFAS No. 107
"Disclosures about Fair Value of Financial Instruments", SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and No. 115
"Accounting for Certain Investments in Debt and Equity Securities". Management believes such standards will not have a material effect on the Company's financial condition or results of operations.

Note 2:        SUPPLEMENTAL BALANCE SHEET INFORMATION

Inventories consist of:

                                             Jan. 2,      Jan. 3,
(in thousands)                                1994         1993
                                             _______      _______

                                           <           < <
                                          C           C C
                                          >           > >
Raw materials                              $    13,768  $   15,136
Work in process                                 8,524       7,023
Finished goods                                 31,539      33,735
                                             _______      _______

                                           $    53,831  $   55,894
                                             _______      _______


Property, plant and equipment consists of:

                                             Jan. 2,      Jan. 3,
(in thousands)                                1994         1993
                                             _______      _______

                                           <           < <
                                          C           C C
                                          >           > >
Land                                       $       713  $      713
Buildings                                      10,361       9,786
Machinery and equipment                        76,954      77,404
Construction in progress                          305         703
                                             _______      _______

                                               88,333      88,606
    Less: accumulated depreciation             63,464      62,176
                                             _______      _______

                                           $    24,869  $   26,430
                                             _______      _______


                                             Jan. 2,      Jan. 3,
(in thousands)                                1994         1993
                                           <           < <
                                          C           C C
                                          >           > >
Trade accounts payable                     $    19,554  $   17,492
Accrued liabilities:
    Accrued compensation and benefits           9,045      10,304
    Interest                                    2,383       2,358
    Restructuring liabilities                               3,380
    Other                                       5,522       6,156

                                           $    36,504  $   39,690

Note 3:                                                          DEBT
OBLIGATIONS

Long-term debt consists of:

                                             Jan. 2,      Jan. 3,
(in thousands)                                1994         1993
                                             _______      _______

                                           <           < <
                                          C           C C
                                          >           > >
Revolving credit notes and term loans      $    22,511  $   23,585
Senior subordinated notes                      45,627      45,617
Other subordinated notes                          882         109
                                             _______      _______

                                               69,020      69,311
    Less: current portion                      23,263         693
                                             _______      _______

                                           $    45,757  $   68,618
                                             _______      _______



The Company has an agreement (the "Loan Agreement") with a lender to provide credit facilities to a maximum borrowing of $35.0 million. The Company has pledged as collateral generally all assets of the Company. The Loan Agreement provides for financing based on formulas applied to certain adjusted asset balances, an annual fee of 4.0% of the amount by which average daily borrowings are below $10.0 million and interest at the prime rate plus 2.25% (8.25% at January 2, 1994, and January 3, 1993). The lender has sole discretion in determining the adjusted asset balances. The Loan Agreement's initial term expires September 23, 1994, but renews annually unless certain notice provisions are exercised. The Company and its lender are currently negotiating a two-year fixed extension to the Loan Agreement. The Company has classified the outstanding loan balance as current in the January 2, 1994, balance sheet.

The Company maintains a term loan agreement ("Term Loan") with the same lender which amortizes monthly and bears the same interest rate. The Term Loan matures on the earlier of the maturity date of the Loan Agreement or September 1, 1997.

The Company's international subsidiaries maintain various credit facilities for their local operations. Borrowings under such credit facilities bear interest at prevailing or negotiated rates.

The Company issued senior subordinated notes (the "Notes") on February 13, 1987, with an aggregate principal amount of $76.0 million. The Notes, which bear interest at 12.5% payable semiannually, are redeemable at the option of the Company, in whole or in part, at any time on or after February 15, 1992. Sinking fund payments to retire $9.0 million annually began in 1992, with the Notes maturing on February 15, 1997. The Notes are subordinated to all senior indebtedness.

In 1992 and 1991, the Company used cash flow from operations and proceeds from the Loan Agreement to purchase $4.0 million and $13.3 million, respectively, principal amount of its Notes prior to their scheduled maturity. Such purchases were at market prices below face value and, as a result, the Company recognized an extraordinary gain of $1.3 million and $3.7 million, net of income taxes of $0.1 million and $0.5 million, in 1992 and 1991, respectively, and the write-off of related unamortized discount and debt issuance costs. Notes purchased by the Company have been applied to the Notes' sinking fund requirements. $12.3 million of the Notes which remain in treasury, will be applied toward sinking fund requirements of the Notes for 1994 and a portion of the 1995 requirement.

The Loan Agreement and the Notes contain certain restrictive covenants which include, among other things, required minimum net worth of $22.8 million, restrictions on additional borrowing and the sale or disposition of certain assets and limitations on the payment of dividends. Under the most restrictive covenants, retained earnings are not available for payment of dividends in 1994.

Aggregate maturities and sinking fund requirements for long-term debt, after giving consideration to the Notes held in treasury, for the four years following January 2, 1994, are: $23.3 million in 1994, $5.8 million in 1995, $9.0 million in 1996 and $31.0 million in 1997.

Note 4:
EMPLOYEE BENEFIT PLANS

The Company provides postretirement medical and life insurance benefits to hourly and salaried employees hired before March 22, 1993, who retire after attaining age 60 with at least 5 years of service. Under certain conditions, benefits may be extended to the retirees' spouse and dependents. Salaried employees hired after March 22, 1993, are eligible for postretirement medical and life insurance benefits only upon attainment of Social Security retirement age and completion of 10 years of service and no spouse or dependent coverage is provided.

The postretirement medical coverage is contributory, while the life insurance coverage is noncontributory.

Effective January 4, 1993, the Company adopted the provisions of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires the accrual of the cost of providing postretirement benefits during an employee's active service.

The components of net periodic postretirement benefit costs were:

                                                                         Jan. 2,
(in thousands)                                                            1994
                                                                         _______

                                                                      < <
                                                                     C C
                                                                     > >
Service cost - benefits attributed to service during the               $    493
period
Interest cost on accumulated postretirement benefit                       1,291
obligation
Amortization of unrecognized transition obligation over 20                 878
years
                                                                         _______

Net periodic postretirement benefit cost                               $   2,662
                                                                         _______

The following table sets forth the combined funded status for the Company's postretirement benefit obligation:

                                                         Jan. 2,
(in thousands)                                             1994
                                                         _______

                                                      <
                                                      C
                                                      >
Accumulated postretirement benefit obligation:
   Retirees                                           $    10,515
   Active plan participants                                 9,128
                                                         _______

                                                           19,643
Unrecognized transition obligation                         16,683
Unrecognized net loss                                       1,130
                                                         _______

Accrued postretirement benefit cost                   $     1,830
                                                         _______

The Company funds postretirement benefit costs as incurred.

For measurement purposes, a 12.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease gradually to 6.0% for 2001 and remain at that level thereafter. If the health care cost trend rate were to increase 1.0%, the accumulated postretirement benefit obligation as of January 2, 1994, would have increased by 5.0%. The effect of this change on the aggregate service and interest cost for 1993 would be an increase of 4.7%. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0%.

Substantially all domestic non-collective bargaining employees are eligible to participate in the Company's deferred compensation and savings plan (the "Savings Plan"), which qualifies under section 401(k) of the Internal Revenue Code. The Company makes certain matching contributions which are allocated to the participants and vest based on the employee's years of service. The Company's expense under the Savings Plan was $1.2 million in 1993 and $1.1 million in each year for 1992 and 1991. Effective February 7, 1994, the Savings Plan was amended to make Company contributions discretionary.

The Company's domestic collective bargaining employees are covered by a contributory defined benefit pension plan (the "Pension Plan"). The Pension Plan benefits are based on years of credited service and the participant's compensation. Eligible employees must elect to participate and contribute 3.0% of compensation between $12,000 and $25,650 per calendar year. The Company makes contributions to the Pension Plan sufficient to meet federal funding requirements.

Components of periodic pension costs were:

                                                 Jan. 2,     Jan. 3,    Dec. 29,
(in thousands)                                    1994         1993       1991
                                                 _______     _______     _______

                                              <           < <            < <
                                              C          C C           C C
                                              >          > >           > >
Service cost                                  $    442     $    426     $    376
Interest cost on projected benefit obligation      660         608         500
Actual return on plan assets                      (753)       (528)       (849)
Net amortization and deferral                      243          92         516
                                                 _______     _______     _______

Net periodic pension expense                  $    592     $    598     $    543
                                                 _______     _______     _______



The following table sets forth the Pension Plan's funded status as of the indicated actuarial valuation dates:

                                                               Jan. 2,     Jan. 3,
(in thousands)                                                   1994       1993
                                                               _______     _______

                                                             <            < <
                                                            C           C C
                                                            >           > >
Actuarial present value of benefit obligations:
   Vested benefits                                           $     8,550  $     6,945
   Non-vested benefits                                              672         613
                                                               _______     _______

Total accumulated benefit obligations                             9,222       7,558
Effect of projected future compensation levels                      936         856
                                                               _______     _______

Projected benefit obligation                                     10,158       8,414
Fair value of plan assets                                         7,603       6,617
                                                               _______     _______

Fair value of plan assets less than projected benefit           (2,555)     (1,797)
obligations
Unrecognized net liability existing at January 1, 1987              363         408
Unrecognized net loss from actuarial experience                   2,116       1,419
Adjustment to recognize minimum liability                       (1,544)       (971)
                                                               _______     _______

Accrued pension cost                                         $   (1,620)  $     (941)
                                                                _______     _______



The Company's assumptions used in determining the pension cost and pension liability shown above were as follows:

                                     Jan. 2,     Jan. 3,     Dec. 29,
                                       1994       1993         1991
                                     _______     _______      _______

                                   <            < <           < <
                                  C           C C           C C
                                  >           > >           > >
Discount rate                          7.25       7.75         7.75
Rate of compensation progression       5.00       5.00         5.00
Rate of return on plan assets          9.00       9.00         9.00


Pension Plan assets consist primarily of treasury notes, government and corporate bonds, corporate equities and cash equivalent funds.

The Company makes contributions to various benefit plans for its foreign subsidiaries that it funds in accordance with local requirements. The total expense for the plans for the years ended January 2, 1994, January 3, 1993, and December 29, 1991 was $1.1 million, $1.0 million and $1.1 million, respectively.

In the first quarter of 1994, the Company is required to adopt SFAS No. 112 "Employers' Accounting for Postemployment Benefits" which requires employers to accrue costs of providing postemployment benefits other than pensions. Management believes the implementation of SFAS No. 112 will not have a material effect on the Company's financial condition or results of operations.

Note 5:   STOCK OPTIONS

Under the Company's stock option plan, 1,529,968 shares of unissued common stock are reserved for issuance pursuant to options outstanding and to be granted. Stock option activity for the respective fiscal periods is as follows:

                            Number of      Option Amount
                              Shares         Per Share        Total
                             _______          _______        _______

                                        < <                < <
                                       C C               C C
                                       > >               > >
Outstanding,
   December 30, 1990         892,567     $   0.15-7.50    $  1,084,577
                             _______          _______        _______

Granted                      178,000        1.375-2.125      321,000
Exercised                    (21,900)           1.00        (21,900)
Cancelled                   (131,100)           1.00        (131,100)
                             _______          _______        _______

Outstanding,
   December 29, 1991         917,567         0.15-7.50      1,252,577
                             _______          _______        _______

Granted                      270,000         1.00-1.438      332,188
Exercised
Cancelled                    (52,500)        1.00-1.625     (55,625)
                             _______          _______        _______
Outstanding,
   January 3, 1993          1,135,067        0.15-7.50      1,529,140
                             _______          _______        _______

Granted                      406,500         1.00-1.50       412,500
Exercised                    (17,000)        0.15-1.75      (17,975)
Cancelled                    (42,000)        0.15-1.50      (51,500)
                             _______          _______        _______
Outstanding,
   January 2, 1994          1,482,567    $   1.00-7.50    $  1,872,165
                             _______          _______        _______
Options exercisable,
   January 2, 1994           628,787     $   1.00-7.50    $   883,860
                             _______          _______        _______
Options available
   for future grants          47,401
                             _______



Options granted under the stock option plan are granted at prices not less than 85.0% of the fair market value of the common stock and become exercisable in installments at dates ranging from one to ten years from the date of grant, as determined by the Board of Directors or the Compensation Committee thereof.

In 1992 and 1993, the stockholders approved nonstatutory stock option grants of 100,000 and 10,000 shares of common stock, respectively, to certain members of the Company's Board of Directors. The stock options become exercisable at a rate of 33.3% per year beginning one year from grant date. However, the stock options become fully exercisable upon the merger of the Company into another entity or the acquisition of the Company by another entity or the sale or transfer of substantially all assets of the Company to another entity. As of January 2, 1994, none of these stock options had been exercised.

Note 6:   INCOME TAXES

On January 4, 1993, the Company adopted SFAS No. 109 "Accounting for Income Taxes". The Company previously accounted for income taxes under the liability method in accordance with SFAS No. 96. The adoption of SFAS No. 109 did not have a material effect on the Company's financial condition or results of operations.

The components of income (loss) before income taxes and extraordinary gain were as follows:

(in thousands)      Jan. 2,    Jan. 3,     Dec. 29,
                     1994        1993        1991
                    _______    _______      _______

                  <           < <          < <
                 C           C C          C C
                 >           > >          > >
Domestic          $   1,767    $  4,943     $ (15,595)
Foreign             (4,940)    (4,169)       (869)
                    _______    _______      _______

                  $  (3,173)   $   774      $ (16,464)
                    _______    _______      _______




Income tax expense (benefit) consists of the following:

(in thousands)     Jan. 2,      Jan. 3,    Dec. 29,
                     1994        1993        1991
                   _______      _______    _______

                  <          <<           < <
                 C          CC          C C
                 >          >>          > >
Current:
  Federal         $   (27)
  State               23     $    70     $     63
  Foreign             60          283        295
                   _______      _______    _______

                      56          353        358
                   _______      _______    _______
Deferred:
  Federal                         82        (109)
  Foreign                         15          26
                   _______      _______    _______

                                  97         (83)
                   _______      _______    _______

                  $       56  $    450    $    275
                   _______      _______    _______

A reconciliation of the U.S. statutory Federal tax rate of 34.0% to the Company's effective tax rate is as follows:

(in thousands)                              Jan. 2,      Jan. 3,      Dec. 29,
                                              1994         1993         1991
                                            _______      _______       _______

                                         <            < <            < <
                                         C           C C           C C
                                         >           > >           > >

Tax expense (benefit) at statutory rate  $   (1,079)   $       263  $    (5,598)
Increase (decrease) related to:
   State income taxes, net of
     Federal tax benefit                          23            70            63
   Foreign income tax                             60           298           321
   Foreign operating losses
     generating no current tax benefit         1,642         1,462           296
   Domestic operating losses
     generating no current tax benefit                                     5,213
   Domestic operating profit not taxed
     due to carryfoward losses                 (563)       (1,725)
   Other, net                                   (27)           82          (20)
                                            _______      _______       _______

                                         $        56  $       450  $        275
                                            _______      _______       _______

                                               -1.8%        58.1%         -1.7%
                                            _______      _______       _______



At January 2, 1994, the Company's U.S. operations had a deferred tax asset of $8.9 million which has been fully provided for with a valuation allowance. The deferred tax asset resulted from temporary differences between earnings as reported in the financial statements and earnings for income tax purposes. The major temporary differences that give rise to the deferred tax asset are: net operating loss carryforwards, depreciation, inventory valuation, acquisition adjustments, restructuring accruals and employee benefits.

The Company had U.S. Federal net operating loss carryforwards of $8.9 million, of which $8.4 million expires in 2005 and $0.5 million expires in 2008. The Company also has available research and development tax credit carryforwards in the amount of $0.5 million which expire during the years of 2003 through 2008.

The cumulative amount of undistributed earnings of foreign subsidiaries which the Company intends to permanently invest and upon which no deferred U.S. income taxes have been provided is $2.0 million. The Company cannot practically determine the amount of deferred income tax liability that would result had such earnings actually been remitted. The amount of foreign withholding taxes, at current rates, that would have been due on the earnings had they actually been remitted was $0.1 million.

Note 7:   RESTRUCTURING COSTS AND OTHER INCOME

During fiscal 1993, the Company incurred costs totaling $1.0 million associated with the reorganization and restructuring of the Company's sales and marketing, development and administrative operations including the formation of an application solutions function.

The Company recorded a restructuring charge of $15.0 million in the fourth quarter of 1991 related to implementation of its strategies to reduce costs, improve inventory utilization and restore profitability and growth. The 1991 charge included inventory provisions totaling $7.4 million for implementation of end-of-life programs for certain mature printer products and for write-down of spare parts inventories and provisions totaling $7.6 million for rationalization of manufacturing operations. The provision for manufacturing operations was composed of asset write-offs and estimated costs associated with reduction and realignment of manufacturing capacity and for severance arrangements for work force reductions to be implemented across all divisions of the Company.

During the fourth quarter of 1993, the Company sold 65.0% of its investment in Xeikon N.V., a Belgian printer development and manufacturing company. This transaction added approximately $1.7 million of pre-tax income to 1993 results.

Note 8:   COMMITMENTS AND CONTINGENT LIABILITIES

Leasing arrangements:

As lessee:

The Company leases certain manufacturing and warehousing properties. Rent expense amounted to $6.3 million, $6.8 million and $6.2 million in 1993, 1992 and 1991, respectively.

Minimum future lease commitments for operating leases as of January 2, 1994, are as follows: 1994 - $3.5 million, 1995 - $2.4 million,
1996 - $1.6 million, 1997 - $1.1 million, 1998 - $0.6 million and
$1.9 million thereafter.

As lessor:

The Company has rental plans for the leasing of printers. Operating lease terms vary, generally from one to sixty months. Rental revenue was $1.1 million, $1.4 million and $1.6 million for 1993, 1992 and 1991, respectively.

On January 2, 1994, and January 3, 1993, the cost of equipment leased was $1.0 million and $1.1 million, respectively, which is included in property, plant and equipment, net of accumulated depreciation of $0.9 million and $0.9 million, respectively.

Environmental matters:

The Company and the former owner of its Waynesboro, Virginia facility, G.E., have generated and managed hazardous wastes at the facility for many years as a result of their use of certain materials in manufacturing processes. The Company and the United States Environmental Protection Agency ("EPA") have agreed to a corrective action consent order ( the "Order"), which became effective on September 14, 1990. The Order requires the Company to undertake an investigation of solid waste management units at its Waynesboro, Virginia facility and to conduct a study of any necessary corrective measures that may be required. Those investigations and studies are still in progress and will likely take approximately two more years to complete. If, as a result of the investigation and study, corrective measures are required, the Company expects that it will then enter into discussions with the EPA concerning a further order for that purpose.

On December 9, 1993, the Company entered into a Cooperation Agreement ("Agreement") with G.E. covering certain environmental matters at the Company's Waynesboro, Virginia site. One of the matters covered is the cost of responding to the Order. The Agreement provides that G.E. will bear 70.0% of the allocable costs relating to the Order.

In the 1993 second quarter, the Company recorded a $1.2 million recovery from G.E. of previously incurred allocable costs relating to the Order.

As a result of the continuing financial obligation which G.E. has with respect to releases at the facility and the protracted nature of the investigation, the Company believes that the costs of the investigation and study and any corrective action that may be required are not likely to have a material effect upon the financial condition or results of operations of the Company.

The Company has been notified by the EPA that it is one of 700 potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, for necessary corrective action at a hazardous waste disposal site in Greer, South Carolina. In prior years, the Company arranged for the transportation of wastes to the site for treatment or disposal.
Based on information currently available, the Company believes its share of the costs of the investigation and necessary corrective action is not likely to have a material effect on its financial condition or results of operations.

Other matters:

In the ordinary course of business, the Company is party to various environmental, administrative and legal proceedings. In the opinion of management, the Company's liability, if any, in all pending litigation or other legal proceedings, other than those discussed above, will not have a material effect on its financial condition or results of operations.

Note 9:   RELATED PARTY TRANSACTIONS

G.E. is one of the principal stockholders of the Company. Sales by the Company to G.E. and its affiliates amounted to $4.6 million, $6.5 million and $4.9 million in 1993, 1992 and 1991, respectively. Amounts receivable from G.E. were $1.7 million and $0.4 million at January 2, 1994, and January 3, 1993, respectively. The receivable from G.E. at January 2, 1994, includes amounts due for certain environmental costs incurred at the Company's Waynesboro, VA facility.

Decision Data Computer Corporation, ("Decision Data"), one of the Company's customers, is a related party due to common ownership. Sales to Decision Data were $1.8 million, $12.8 million and $12.1 million in 1993, 1992 and 1991, respectively. Amounts receivable from Decision Data were $0.2 million and $2.5 million at January 2, 1994, and January 3, 1993, respectively.

Note 10:  CERTAIN GEOGRAPHIC DATA AND SEGMENT INFORMATION

The Company's relay business is not considered a reportable segment and is not expected to be reportable in the future. Accordingly, the Company operates primarily in one business segment, the printer business. Printer products are distributed internationally through a network of subsidiaries located in Canada, Western Europe and the Pacific Rim. In addition, the Company has a manufacturing facility in Mexico which is operated as a maquiladora company.

Transfers (sales) between geographic areas are accounted for at prices approximating market. Information regarding the Company's operations in the Pacific Rim, which are not material, has been combined with its European operations. Additionally, information regarding the Company's Mexican subsidiary has been combined with its U.S. operations because of the vertical integration and its close proximity to the United States.

Financial information by geographic area:

(in thousands)
                                   <                 < <             < <                  < <
                                  C                 C C             C C                 C C
                                  >                 > >             > >                 > >
                                     United States
Fiscal Year 1993                      and Canada        Europe         Eliminations     Consolidated
                                      __________      __________        __________       __________

Sales to unaffiliated customers    $     159,504      $   62,361                        $   221,865

Transfers between
   geographic areas                     43,519                      $     (43,519)
                                      __________      __________        __________       __________

Total sales                        $     203,023      $   62,361      $     (43,519)     $   221,865
                                      __________      __________        __________       __________

Operating income (loss)            $      6,134       $   (3,489)                       $    2,645
                                      __________      __________        __________       __________

Identifiable assets                $     104,461      $   36,698                        $   141,159
                                      __________      __________        __________       __________

                                     United States
Fiscal Year 1992                      and Canada        Europe         Eliminations     Consolidated
                                      __________      __________        __________       __________

Sales to unaffiliated customers    $     158,646      $   64,046                        $   222,692

Transfers between
   geographic areas                     41,756                      $     (41,756)
                                      __________      __________        __________       __________

Total sales                        $     200,402      $   64,046      $     (41,756)     $   222,692
                                      __________      __________        __________       __________

Operating income (loss)            $     11,552       $   (3,036)                       $    8,516
                                      __________      __________        __________       __________

Identifiable assets                $     110,554      $   36,252                        $   146,806
                                      __________      __________        __________       __________

                                     United States
Fiscal Year 1991                      and Canada        Europe         Eliminations     Consolidated
                                      __________      __________        __________       __________

Sales to unaffiliated customers    $     154,100      $   62,921                        $   217,021

Transfers between
   geographic areas                     37,382                      $     (37,382)
                                      __________      __________        __________       __________

Total sales                        $     191,482      $   62,921      $     (37,382)     $   217,021
                                      __________      __________        __________       __________

Operating income (loss)            $     (6,804)      $    (538)                        $   (7,342)
                                      __________      __________        __________       __________

Identifiable assets                $     100,949      $   36,350                        $   137,299
                                      __________      __________        __________       __________




Total sales to customers outside the United States amounted to $73.5 million, $77.0 million and $78.3 million for 1993, 1992 and 1991, respectively; these amounts include export sales from the United States of $1.5 million, $3.0 million and $4.2 million in 1993, 1992 and 1991, respectively.

Note 11:  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

 (in thousands, except per
               share data)
                           <           < <            < <           < <
                           C          C C           C C           C C
                           >          > >           > >           > >
                              Quarter


1993                           First       Second      Third       Fourth
                              _______     _______     _______      _______

Revenues                   $   56,677   $    55,043  $    53,973  $   56,172
Operating income (loss)         1,569        2,191         451     (1,566)
Net income (loss)                  83           39     (1,669)     (1,682)
Earnings (loss) per share        0.01         0.00      (0.16)      (0.16)




1992

Revenues                   $   54,983   $    55,230  $    53,157  $   59,322
Operating income                2,172        2,065       2,265       2,014
Income before
   extraordinary gain              74          104         123          23
Extraordinary gain                           1,273
Net income                         74        1,377         123          23
Earnings per share:
   Income per share before
      extraordinary gain         0.01         0.01        0.01        0.00
   Extraordinary gain                         0.12
   Net income                    0.01         0.13        0.01        0.00

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


The management of GENICOM Corporation is responsible for the preparation and integrity of the financial statements and related information appearing in this Annual Report. The consolidated financial statements were prepared by management in conformity with generally accepted accounting principles, applied on a consistent basis, and include amounts which are based on estimates and management's judgement of current conditions and circumstances, and giving due consideration to materiality.

To fulfill its responsibilities, management has developed and continues to maintain a system of internal accounting controls. These controls are designed to provide reasonable assurance that the financial statements reflect the transactions of the Company and that assets are safeguarded from loss or unauthorized use.

The consolidated financial statements have been audited by the Company's independent accountants, Coopers & Lybrand, whose report thereon appears at right. The independent accountants are appointed by the stockholders each year based on the recommendation of the Audit Committee of the Board of Directors. The Audit Committee, composed of outside directors, meets periodically with management and the independent accountants to discuss internal accounting controls and financial reporting matters. The independent accountants have full and free access to the Audit Committee.





Paul T. Winn
President and Chief Executive Officer





James C. Gale
Senior Vice President Finance and Chief Financial Officer

INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors and Stockholders of GENICOM Corporation:

We have audited the accompanying consolidated balance sheets of GENICOM Corporation and subsidiaries as of January 2, 1994 and January 3, 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended January 2, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GENICOM Corporation and subsidiaries as of January 2, 1994 and January 3, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 4 to the financial statements, effective January 4, 1993, the Company changed its method of accounting for postretirement benefits other than pensions.






Washington, D.C.
February 1, 1994

Board of Directors:

Don E. Ackerman
Chairman of the Board

President
Chandelle Ventures, Inc.

Bruce K. Anderson
General Partner
Welsh, Carson, Anderson & Stowe

Edward E. Lucente
Vice President of Sales and Marketing
Digital Equipment Corporation

Paul T. Winn
President and Chief Executive Officer
GENICOM Corporation

Executive Officers:

B. Garrett Buttner
Vice President and General Manager
Supplies Business

Charles L. Dumas
Vice President and General Manager
Relay Products Division

James C. Gale
Senior Vice President Finance and
Chief Financial Officer

James A. Jones
Vice President, Corporate Controller
and Treasurer

C. Bruce Meyer
Vice President Human Resources and
Corporate Communications

Raymond D. Stapleton
Senior Vice President and
General Manager Enterprising Service
Solutions Division

W. Allen Surber
Senior Vice President Printer Solutions Business

Paul T. Winn
President and Chief Executive Officer

Corporate Directory

Operations Management:

Donald J. Einecker
Vice President and General Manager
Datacom de Mexico, S.A. de C.V.

C. Edward Feaster
Assistant General Manager -
International Operations

Klaus Fuchs
General Manager
GENICOM GmbH Germany

Michel Fargier
Acting General Manager
GENICOM S.A. France

Stuart Fathers
General Manager
GENICOM Pty. Ltd. Australia

Tony Hammell
General Manager
GENICOM Limited United Kingdom

Steve Mosek
General Manager
GENICOM Canada, Inc.

Michael J. Shelor
Vice President Quality and
Customer Satisfaction

Remigio Uttini
General Manager
GENICOM SpA Italy

Company Facilities:

Headquarters:

GENICOM Corporation
14800 Conference Center Drive
Suite 400, Westfields
Chantilly, Virginia, USA  22021-3806
Telephone:  (703) 802-9200

Service and Manufacturing Facilities:

GENICOM Corporation
One Genicom Drive
Waynesboro, Virginia, USA  22980-1999
Telephone:  (703) 949-1000

Datacom de Mexico, S.A. de C.V.
Carretera a Matamoros con Brecha E-99
Apartado Postal 775
Parque Industrial Reynosa
Reynosa, Tamaulipas, Mexico 88780
Telephone:  (210) 682-9211 - U.S. Number
            (89) 227035 - Mexican Number

Research and Development Subsidiary:

Rastek Corporation
7618 Memorial Parkway, SW
Huntsville, Alabama  35802-2200
Telephone:  (205) 882-0882

Sales and Service Subsidiaries:

GENICOM Pty. Ltd.
175 Gibbes Street, Unit 12
Chatswood, N.S.W. 2067
Australia
Telephone:  61-2-417-6411

GENICOM Canada, Inc.
5170-A Timberlea Boulevard
Mississauga, Ontario
Canada L4W 2S5
Telephone:  (905) 625-0770

GENICOM S.A.
17 Rue Ampere
91300 Massy
France
Telephone:  33-1-69-308484

GENICOM GmbH
Oberliederbacher Weg 42
65843 Sulzbach/Ts.
Germany
Telephone:  49-6196-70320

GENICOM SpA
Via Achille Grandi 12
20093 Cologno Monzese
Milan, Italy
Telephone:  39-2-27304510

GENICOM Limited
Unit B13 Armstrong Mall
Southwood, Farnborough,
Hampshire, GU14 ONR
United Kingdom
Telephone:  44-252-522500

Independent Accountants:

Coopers & Lybrand
1800 M Street, N.W.
Washington, D.C. 20036

Registrar & Transfer Agent:

First Union National Bank of North Carolina
Shareholder Services Group
Two First Union Center
Charlotte, North Carolina  28288-1154

Legal Counsel:

McGuire Woods Battle & Boothe
One James Center
901 East Cary Street
Richmond, Virginia  23219-4030

Stock Trading:

GENICOM's common stock is traded in the over-the-counter market and quoted on the NASDAQ National Market list (Symbol: GECM). As of February 4, 1994, there were approximately 558 shareholders of record. The following table sets forth, for the periods indicated, the high and low closing prices per share of GENICOM common stock as reported by NASDAQ:

                  1993              1992
                  High    Low       High    Low
                <       <       <<        <
                C       C       CC       C
                >       >       >>       >
First Quarter   $2      $1 1/8   $ 1 7/8  $    7/8
Second Quarter   3 1/2   1 5/8     2        1 1/4
Third Quarter    3 1/2   1 1/2     2        1 1/8
Fourth Quarter   1 5/8   1 3/16    1 5/8    1




SEC Form 10-K:

If you would like a copy of our Annual Report on SEC Form 10-K for the fiscal year ended January 2, 1994, you may obtain it without charge. Direct your request to GENICOM Corporation, Investor Relations Department, 14800 Conference Center Drive, Suite 400, Westfields, Chantilly, Virginia, USA 22021-3806 or call the GENICOM Corporation Investor Relations Department at (703) 802-9200.

Corporate and Investor Information:

Please direct inquiries to GENICOM Corporation, Investor Relations Department, 14800 Conference Center Drive, Suite 400, Westfields,
Chantilly, Virginia, USA 22021-3806 or call the GENICOM Corporation Investor Relations Department at (703) 802-9200.

Annual Stockholders' Meeting:

The Annual Stockholders' Meeting of GENICOM Corporation will be held on Wednesday, April 27, 1994, at the Company's Headquarters, 14800 Conference Center Drive, Suite 400, Westfields, Chantilly, Virginia, USA 22021-3806. A Form of Proxy and Proxy Statement is being mailed to stockholders of record with this report.

Equal Employment Opportunity Policy:

GENICOM Corporation is an equal opportunity employer. It is the policy of the Company to recruit, hire and promote without regard to race, color, religion, sex, age, national origin or disability status as a disabled veteran or veteran of the Vietnam Era.

Environmental Policy:

GENICOM has a long-standing commitment to high standards of employee health and safety and environmental protection. It is the policy of GENICOM to manage its plants and activities so that employees' health and safety on the job are protected from unreasonable risks, so that employee expectations concerning the work environment are met, and so that the environment is properly protected from adverse effects of facility operation or from use of the Company's products and services. The Company is committed to offering products and using processes that will help solve environmental problems.

APPENDIX

List of Graphic Material Omitted from Management's Discussion and
Analysis of Results of Operations and Financial Position

1. Bar Chart Representing Printer Revenues from 1989 through 1993.
2. Bar Chart Representing Supplies Revenues from 1989 through 1993.
3. Bar Chart Representing Service Revenues from 1989 through 1993.
4. Bar Chart Representing Relays Revenues from 1989 through 1993.
5. Bar Chart Representing Order Backlog from 1989 through 1993.
6. Bar Chart Representing Research and Development Expenses and the Same Expenses as a Percentage of Revenues.
7. Bar Chart Representing Interest Expense from 1989 through 1993.