Form 10-K, Exhibit 13
period 1995-01-01
GENICOM CORP
filed 1995-04-03
CIK 766738

EXHIBIT 13



GENICOM CORPORATION AND
SUBSIDIARIES
ELEVEN YEAR FINANCIAL HISTORY    (Unaudited)
HISTORY
Fiscal year, <1>             1994     1993     1992     1991     1990     1989     1988     1987     1986      1985    1984

(In thousands, except per
  share and other data)

Income Statement Data:
Revenues                   $233,797 $221,865 $222,692 $217,021 $255,298 $256,873 $291,429 $302,151 $157,463 $126,456 $136,661
Operating costs and         224,629  219,220  214,176  224,363  240,844  271,438  279,455  271,108  138,455  119,042  117,884
 expenses  <2>

Operating income (loss)       9,168    2,645    8,516   (7,342)  14,454  (14,565)  11,974   31,043   19,008    7,414   18,777
Interest expense, net         7,458    7,559    7,742    9,122   12,497   13,814   12,930   11,866    2,997    4,245    6,900
Other income  <3>             1,908    1,741

Income (loss) before
 income taxes, extra-
 ordinary gain and
 cumulative effect of
 accounting change            3,618   (3,173)     774  (16,464)   1,957  (28,379)    (956)  19,177   16,011   3,169    11,877

Income tax expense (benefit)
                              1,048       56      450      275      857   (4,119)  (1,960)   8,640    7,403   1,364     5,787
Income (loss) before
 extraordinary gain and
 cumulative effect of
 accounting change            2,570   (3,229)     324  (16,739)   1,100  (24,260)   1,004   10,537    8,608   1,805     6,090
Extraordinary gain  <4>                         1,273    3,691    5,528
Cumulative effect on
 prior years of change
 in accounting principles <5>                                                       4,300    2,018

Net income (loss)           $ 2,570  $(3,229) $ 1,597 $(13,048)  $6,628 $(24,260) $ 5,304  $12,555  $ 8,608  $1,805    $6,090

Earnings (loss) per share:
 Income (loss) before
  extraordinary gain and
  cumulative effect of
  accounting change         $  0.23  $ (0.30) $  0.03 $  (1.58)  $ 0.11 $  (2.27) $  0.09  $  0.92  $  0.83  $ 0.20    $ 0.89
 Extraordinary gain                              0.12     0.35     0.52
 Cumulative effect on
  prior years of change
  in accounting                                                                      0.37     0.17
  principles

 Net income (loss)          $  0.23 $  (0.30) $  0.15 $ (1.23)   $ 0.63 $  (2.27) $  0.46  $  1.09  $  0.83  $ 0.20    $ 0.89

Weighted average shares      11,416   10,621   10,833  10,592    10,811   10,710   11,582   11,555   10,414   9,246     6,862

Balance Sheet Data:

  Working capital           $40,780  $33,642  $54,915 $47,193   $77,965  $78,284 $104,880 $105,861  $39,801 $29,981  $25,158

  Total assets              127,267  141,159  146,806 137,299   167,142  190,395  223,909  228,528   97,790  79,974   77,927

  Total debt obligations     47,563   69,020   69,311  64,027    85,723  112,004  108,115  108,998   21,021  41,034   38,000

  Stockholders' equity       28,083   24,575   28,524  27,804    41,528   34,487   61,565   58,510   45,664  18,735   15,135


Other Data:

Employees                     2,382    2,147    2,488   2,512     2,896    3,259    3,692    3,587    2,507   2,135    2,194
Price range per common
share:  <6>
  Low                        $1       $1 1/8   $ 7/8   $  7/8    $ 7/8   $   7/8  $ 4 1/4  $ 5 3/4  $ 6 1/8
  High                        3 1/4    3 1/2    2       2 3/4     3        5       10 7/8   16 1/4   13




(1) The Company's fiscal year ends on the Sunday nearest December 31. Accordingly, the Company is reporting for 52-week periods for all years presented, except for fiscal years 1992 and 1987 which are 53-week periods.

(2) Includes restructuring costs of $1.0 million, $15.0 million, $14.1 million and $6.0 million in 1993, 1991, 1989 and 1988, respectively.

(3) The Company recognized gains of $0.9 million and $1.7 million in 1994 and 1993, respectively, from the sale of its investment in a Belgian printer development and manufacturing company. The Company also recognized a gain of $1.0 million on the early extinguishment of $9.2 million principal amount of its Senior Subordinated Notes in 1994.

(4) The Company recognized extraordinary gains of $1.3 million, $3.7 million and $5.5 million, net of taxes of $0.1 million, $0.5 million and $0.6 million, on the early extinguishment of $4.0 million, $13.3 million and $13.0 million principal amount of its Senior Subordinated Notes in 1992, 1991 and 1990, respectively.

(5) Effective as of the beginning of 1988, the Company adopted Statement of Financial Accounting Standards No. 96 "Accounting for Income Taxes". Effective as of the beginning of 1987, the Company changed its method of capitalizing certain costs in the valuation of substantially all inventories.

(6) The Company began trading on the over-the-counter market on June 26, 1986, the date of its initial public offering.




GENICOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

                                               January 1,    January 2,     January 3,
Year Ended,                                       1995          1994           1993
(In thousands, except per share data)
Revenues, net:
    Products                                $     166,518   $   176,432  $     177,690
    Services                                       67,279        45,433         45,002

                                                  233,797       221,865        222,692

Operating costs and expenses:
    Cost of revenues:
       Products                                   120,455       129,274        125,150
       Services                                    53,439        36,537         34,381
    Selling, general and administration            43,015        43,584         44,085
    Engineering, research and product
     development                                    7,720         9,825         10,560

                                                  224,629       219,220        214,176


Operating income                                    9,168         2,645          8,516
Interest expense, net                               7,458         7,559          7,742
Other income                                        1,908         1,741

Income (loss) before income taxes
    and extraordinary gain                          3,618        (3,173)           774
Income tax expense                                  1,048            56            450

Income (loss) before extraordinary gain             2,570        (3,229)           324
Extraordinary gain on early extinguishment                                       1,273
 of debt (net of taxes of $141)

Net income (loss)                           $       2,570   $    (3,229)  $      1,597


Earnings (loss) per common share and common share equivalent (primary and fully diluted):

    Income (loss) before extraordinary gain $        0.23   $    (0.30)  $        0.03
    Extraordinary gain, net of taxes                                              0.12

   Net income (loss)                        $        0.23  $     (0.30)  $        0.15

Weighted average number of common shares and common share equivalents outstanding:

Primary                                            11,345        10,621          10,605

Fully diluted                                      11,416        10,621          10,833





GENICOM Corporation and Subsidiaries

Management's Discussion and Analysis of Results of Operations and
Financial Condition

(Unaudited)


Results of Operations


Net Revenue

In 1994, GENICOM Corporation ("GENICOM" or the "Company") reported revenue growth of 5.4%. This growth is primarily attributable to the favorable performance of the strategic businesses of Enterprising Service Solutions ("ESS") and Supplies, which were partially offset by the decline in the Impact Printing Solutions business.

Printer revenues decreased $18.7 million or 18.2% in 1994 as compared with 1993. This decrease is attributable to the decline in the Impact Printing Solutions business. In 1994, revenues from the Company's shuttle matrix line impact printers, mature serial matrix and band line impact printers and high-speed serial matrix impact printers decreased $5.8 million, $5.3 million and $4.0 million, respectively, as compared with 1993. Management expects printer revenues to increase in 1995 due to, among others, new introductions of laser printer products and a full year of volume shipments of its new shuttle matrix line impact printers.

Printer revenues increased $2.4 million or 2.3% in 1993 as compared with 1992. This increase is attributable to growth in the Company's Laser Printing Solutions business partially offset by declines in mature impact printer products and reduced sales to OEM customers. In 1993, revenues from the Company's laser printer products and high-speed serial matrix impact printers increased $10.5 million and $5.6 million, respectively, as compared with 1992. Partially offsetting the 1993 revenue increases were revenue declines in shuttle matrix line impact printers and mature serial matrix and band line impact printers of $7.5 million and $4.7 million, respectively.

[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed printer revenues (in millions) for the following years: 1992 - $100, 1993
- - $103 and 1994 - $84.]


ESS revenues increased $22.5 million or 51.0% in 1994 as compared with 1993 and $0.4 million in 1993 as compared with 1992. The Computervision Corporation, Canon U.S.A. and Motorola Computer Group depot and field service contracts comprised most of the 1994 revenue growth. Revenues increased in 1993 due to the expansion of multivendor service activities. Management anticipates that 1995 ESS revenue will be above fiscal 1994 levels as a result of a full year's effect of the revenue associated with the new contract business referred to above and the Company's anticipated expansion of its multivendor field and depot operations.

[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed supplies revenues (in millions) for the following years: 1992 - $39, 1993 - $43 and $50.]


[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed ESS revenues (in millions) for the following years: 1992 - $45, 1993 - $45 and 1994 - $67.]


Supplies revenues increased $6.6 million or 15.3% in 1994 as compared with 1993 and increased $4.4 million or 10.2% in 1993 as compared with 1992. The revenue growth in the Supplies business is attributable to increased market share achieved by increasing the number of product offerings, including laser printer supplies, and aggressive marketing in established markets. Management anticipates that 1995 supplies revenues will approximate those of fiscal 1994.

Spares revenues increased $2.0 million or 12.8% in 1994 as compared with 1993 and decreased $5.7 million or 36.6% in 1993 as compared with 1992. Spares revenues rebounded from the 1993 decline partially due to the success of the Company's printhead and print module marketing programs. Management anticipates that 1995 spares revenues will approximate those of fiscal 1994.

Relay revenues decreased $0.1 million in 1994 as compared with 1993 and decreased $2.3 million or 15.2% in 1993 as compared with 1992. The 1993 revenue decline was a result of soft market conditions in the aerospace and defense industries. Management believes that 1995 relay revenues will approximate those of fiscal 1994.

[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed relays revenues (in millions) for the following years: 1992 - $17, 1993 - $15 and 1994 - $15.]


Order Backlog

Order backlog increased $14.8 million or 43.2% in 1994 as compared with 1993 and decreased $5.9 million or 14.7% in 1993 as compared with 1992. The 1994 increase in order backlog is primarily due to the higher backlog in the ESS business. The 1993 decline in order backlog was due to a decline in the backlog from the Company's largest laser printer customer and lower orders from the Company's original equipment manufacturer customers who generally place longer lead time orders. The Company's backlog as of any particular date should not be the sole measurement used in determining sales for any future period.

[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed order backlog (in millions) for the following years: 1992 - $40, 1993 - $34 and 1994 - $49.]


Gross Profit Margin

Gross margin, as a percentage of revenue, increased slightly in 1994 as compared with 1993 as a result of a larger proportion of consolidated revenues being associated with higher margin products such as supplies and spares which was largely offset by lower margins in the Impact Printing Solutions businesses, start-up costs incurred in the ESS business and unfavorable production costs in the Relay business.

Gross margin, as a percentage of revenue, had decreased in 1993 as compared with 1992 due to price competition and higher costs in the Laser Printing Solutions business and lower revenues in the Company's higher margin spares and relay products. Two other events caused lower gross margins in 1993: the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" in the first quarter of 1993; and unfavorable foreign currency movements. Meanwhile, revenue growth achieved in the Company's higher margin Supplies business favorably impacted the Company's 1993 gross margin.

Operating Expense

Operating expenses in 1994 as compared with 1993 decreased overall and as a percentage of revenue, due to the favorable impact of the Company's January 1994 cost reduction program that included personnel, salary and benefit reductions for the Company's worldwide operations, partially offset by increased costs associated with the growth in ESS operations. Management estimates that the cost reduction program lowered expenses by approximately $1.7 million. In addition, engineering, research and product development expenses decreased significantly due to the completion of the development of a new high speed shuttle matrix line impact printer and lower software development costs.

Operating expenses in 1993 as compared with 1992 also decreased, both in amount and as a percentage of revenue. This decrease occurred despite the increase in operating expenses due to the adoption of SFAS No. 106 and incurring restructuring costs associated with the reorganization of sales and marketing, development and administrative operations including the formation of an application solutions' function. Favorably impacting operating expenses was recognition of an amount due from the General Electric Company ("G.E.") relating to prior costs for environmental matters at the Company's Waynesboro, Virginia facility.

Interest Expense

The Company's interest expense decreased $0.7 million or 8.7% in 1994 as compared with 1993, however, the 1993 expense was favorably impacted by a first quarter interest payment receipt from the Internal Revenue Service of $0.6 million related to the settlement of prior year tax matters. The 1994 decrease resulted from the impact of the Company's repurchase of its 12.5% Senior Subordinated Notes ("Notes") in the second and fourth quarter of 1994 and the decrease in borrowings from its senior credit facility, partially offset by the interest rate increases on the same senior credit facility.

The Company's interest expense increased $0.4 million or 4.5% in 1993 as compared with 1992, however, the 1993 expense was favorably impacted by the interest payment from the Internal Revenue Service of $0.6 million mentioned earlier. The increase in interest expense relates primarily to the Company's working capital investment requirements.

[Graphic material near the above paragraph has been omitted from this electronic filing. This bar chart image displayed net interest expense (in millions) for the following years: 1992 - $8, 1993 - $8 and 1994 - $7.]


Other Income

During 1994, the Company recognized a pre-tax gain of $1.0 million from the repurchase of the Notes. During the 1994 first quarter, the Company recognized a pre-tax gain of $0.9 million on the sale of its remaining investment in Xeikon N.V., ("Xeikon") a Belgian printer development and manufacturing company.

In the fourth quarter of 1993, the Company recognized a pre-tax gain of $1.7 million from the sale of approximately 65.0% of its investment in Xeikon.

Income Tax

The Company's effective income tax rate for fiscal year 1994 was 29.0% compared with (1.8)% and 58.1% in fiscal years 1993 and 1992, respectively. These rates are significantly affected by foreign income taxes and the utilization of net operating losses.

On January 4, 1993, the Company adopted SFAS No. 109 "Accounting for Income Taxes". The Company had previously accounted for income taxes under the liability method in accordance with SFAS No. 96. The adoption of SFAS No. 109 did not have a material effect on the Company's financial condition or results of operations.


Extraordinary Gain

The extraordinary gains resulted from the financial effect of the Company's open market purchases of $4.0 million in 1992 principal amounts of its Notes at a discount from par value. The extraordinary gains were net of income taxes of $0.1 million and the write-off of unamortized debt issuance costs.






GENICOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                 January 1,       January 2,
       	                                                           1995             1994
(In thousands, except share data)
ASSETS
Current assets:
    Cash and cash equivalents                                 $       673      $      1,797
    Accounts receivable, less allowance for
        doubtful accounts of $1,479 and $1,480                     37,846            35,932
    Other receivables                                               2,711             7,202
    Inventories                                                    43,368            53,831
    Prepaid expenses and other assets                               2,329             1,594

        Total current assets                                       86,927           100,356
Property, plant and equipment                                      26,215            24,869
Goodwill                                                            9,293            10,180
Other assets, principally intangibles                               4,832             5,754

                                                              $   127,267      $    141,159

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Current portion of long-term debt                         $       371      $     23,263
    Accounts payable and accrued expenses                          37,540            36,504
    Deferred income                                                 8,236             6,947

        Total current liabilities                                  46,147            66,714
Long-term debt, less current portion                               47,192            45,757
Other non-current liabilities                                       5,845             4,113

        Total liabilities                                          99,184           116,584
Stockholders' equity:
    Common stock, $0.01 par value; 15,000,000                         106               106
     shares authorized, 10,638,299 and 10,621,699
     shares issued
    Additional paid-in capital                                     25,760            25,744
    Retained earnings                                               4,351             1,781
    Foreign currency translation adjustment                        (1,435)           (1,957)
    Pension liability adjustment                                     (699)           (1,099)

        Total stockholders' equity                                 28,083            24,575

                                                              $   127,267      $    141,159





GENICOM Corporation and Subsidiaries

Management's Discussion and Analysis of Results of Operations and
Financial Condition

(Unaudited)



Liquidity and Capital Resources

The Company's working capital increased from $33.6 million in 1993 to $40.8 million in 1994, an increase of $7.1 million or 21.2%.
The Company's current ratio was 1.9 to 1 at the end of fiscal year 1994 compared to 1.5 to 1 at the end of fiscal year 1993. These favorable trends are primarily attributable to the decrease in debt classified as current under the senior credit facility, partially offset by the decrease in the Company's inventory. Cash and cash equivalents decreased $1.1 million since January 2, 1994.

Net cash generated by operations during 1994 totaled $28.6 million. The major sources of cash are profitable operations, inventory management programs, lower spending for restructuring programs and favorable payment terms associated with the Company's growing ESS business.

[A graphic image near the above paragraph has been omitted from this electronic filing. This bar chart image displayed inventories (in millions) for the following years: 1992 - $56, 1993 - $54 and 1994 - $43]

Due to the needs of its growing ESS business, the Company has increased the cash used in investing activities to acquire the necessary field support spares and equipment. The Company used cash flow to reduce borrowings under its senior credit facility and to purchase $9.2 million of its Notes in the open market at favorable terms, thus realizing a gain of $1.0 million. The Company does not have any material commitments of funds for capital expenditures other than to support the current level of operations, except for the acquisitions discussed below (See "Other Matters"). The Company intends to fund the purchase price of such acquisitions through its cash flows from operations, credit facilities and the potential issuance of common stock.

In the first quarter of 1994, the Company retired $9.0 million principal amount of its previously purchased Notes in fulfillment of its annual sinking fund requirement. As of January 1, 1995, the Company had $12.4 million of the Notes in treasury, $9.0 million of which will be used to satisfy the 1995 sinking fund requirement and $3.4 million which will be applied to the $9.0 million needed for the 1996 sinking fund requirement. In addition to the above mentioned sinking fund requirements, on February 15, 1997, $31.0 million of the Notes will mature. While the Company expects that it will be able to satisfy the balance of the 1996 sinking fund and the 1997 maturity, there is no assurance that the Company will have the resources available to do so.

[A graphic image near the above paragraph has been omitted from this electronic filing. This bar chart image displayed debt obligations (in millions) for the following years: 1992 - $69, 1993 - $69 and 1994 - $48.]

As of January 1, 1995, the Company had $10.9 million outstanding and $13.4 million available for borrowing under its senior credit facility. On June 9, 1994, the Company and its senior creditor amended the Company's senior credit facility by extending its term to fiscal 1997, changing the rate of interest to prime plus 3.0% and providing for early termination of the credit facility by the Company under certain circumstances.

Other Matters

On February 16, 1995, the Company completed its acquisition of substantially all of Printer Systems Corporation's ("PSC") outstanding common and preferred shares for consideration aggregating to potentially $4.8 million. PSC had fiscal year 1994 revenues approximating $10.0 million. The acquisition of PSC will expand the Company's Laser Printing Solutions and Enterprising Service Solutions businesses.

On March 1, 1995, the Company completed its acquisition of substantially all of the assets and liabilities of Harris Adacom Network Services, Inc. ("HANS"), including its Canadian subsidiary, Harris Adacom Inc., for cash and notes totaling $7.3 million. In 1994, revenues from the acquired operations totaled $36.1 million. The acquisition of HANS will significantly expand the Company's Enterprising Service Solutions business and will provide an entry into the systems integration business and the new markets of network diagnostic and monitoring services.

On November 17, 1994, the Company announced that it was in negotiations with an undisclosed third party to acquire their desktop printer business with revenue under $100 million. The proposed acquisition is subject to negotiation of definitive agreements by the various parties, government and shareholder approvals, and other customary and appropriate steps. At this time there is no assurance that any agreement will be reached.

Management believes that a material decline in sales volume or the Company's inability to effectively execute their integration programs for the newly acquired strategic businesses could have a material adverse impact on the financial condition, results of operations, or liquidity of the Company.

As described in further detail in the Company's 1994 Annual Report, Notes to Consolidated Financial Statements, the Company is required to adopt SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", SFAS No. 118 "Amendment to Accounting for Certain Investments in Debt and Equity Securities", and SFAS No. 119 "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" during fiscal year 1995. Management believes such standards will not have a material adverse impact on the financial condition, results of operations, or liquidity of the Company.






CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended,                                          January 1,     January 2,    January 3,
(In thousands)                                          1995           1994          1993

Cash flows from operating activities:
    Net income (loss)                               $     2,570   $    (3,229)  $     1,597
    Adjustments to reconcile net income (loss) to
     cash provided by operating activities:
        Depreciation                                      9,374         6,703         6,380
        Amortization                                      3,149         2,400         2,100
        Effect of gain on early extinguishment of
         notes						 (1,009)
        Effect of investment gain                          (901)       (1,741)
        Extraordinary gain                                                           (1,414)
        Effect of restructuring accrual                       0        (3,380)       (3,767)
        Effect of environmental recovery from G.E.            0          (862)
        Changes in assets and liabilities:
            Accounts receivable                           1,031         2,099        (5,892)
            Inventories                                  10,882         1,710        (9,401)
            Accounts payable and accrued expenses         2,521         1,733         8,503
            Other                                           938          (190)        3,748

Net cash provided by operating activities                28,555         5,243         1,854

Cash flows from investing activities:
    Additions to property, plant and equipment          (11,067)       (5,724)       (5,241)
    Proceeds from sale of investment                      3,436
    Other investing activities                             (581)       (1,456)       (2,124)

Net cash used in investing activities                    (8,212)       (7,180)       (7,365)

Cash flows from financing activities:
    Borrowings from long-term debt                       21,537        26,818        30,534
    Payments on long-term debt                          (33,985)      (26,697)      (21,218)
    Purchases of senior subordinated notes               (8,123)                     (2,565)

Net cash (used in) provided by financing activities     (20,571)          121         6,751

Effect of exchange rate changes on cash and cash           (896)          612           811
 equivalents

Net (decrease) increase in cash and cash                 (1,124)       (1,204)        2,051
 equivalents
Cash and cash equivalents at beginning of year            1,797         3,001           950

Cash and cash equivalents at end of year            $       673   $     1,797  $      3,001


Supplemental data:

Cash paid (received) during the year for:
   Income taxes                                     $         28   $      (501)  $    (1,181)
   Interest                                                7,491         7,953         7,758




 GENICOM CORPORATION AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF
  CHANGES IN STOCKHOLDERS' EQUITY

For the years ended January 1, 1995,
 January 2, 1994 and January 3, 1993

(In thousands)
                                                                 	     Foreign
                                 Common  Stock     Additional                Currency      Pension
                               ----------------      Paid-in     Retained    Translation  Liability
                               Shares     Amount     Capital     Earnings    Adjustment   Adjustment

Balance as of December 29,      10,605  $    106   $   25,730  $    3,413  $    (631)   $     (814)
 1991

Exercise of stock options
Net income                                                          1,597
Cumulative translation                                                        (1,164)
 adjustment
Pension liability adjustment                                                                   287

Balance as of January 3, 1993   10,605       106       25,730       5,010     (1,795)         (527)

Exercise of stock options           17                     14
Net loss                                                           (3,229)
Cumulative translation                                                          (162)
 adjustment
Pension liability adjustment                                                                  (572)

Balance as of January 2, 1994   10,622       106       25,744       1,781     (1,957)       (1,099)

Exercise of stock options           16                     16
Net income                                                          2,570
Cumulative translation                                                           522
 adjustment
Pension liability adjustment                                                                   400

Balance as of January 1, 1995   10,638  $    106   $   25,760  $    4,351  $  (1,435)   $     (699)





GENICOM Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of GENICOM Corporation (the "Company") and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the 1993 and 1992 financial statements in order to conform to the 1994 presentation.

Fiscal Year

The Company's fiscal year ends on the Sunday nearest December 31.
Accordingly, the Company is reporting for the 52-week periods ended January 1, 1995 and January 2, 1994, and the 53-week period ended January 3, 1993.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Inventories

Inventories are stated at the lower of cost, determined on the first-in first-out method, or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is calculated using the straight-line method for financial reporting purposes based on estimated lives at acquisition date (generally 10 to 25 years for buildings and 18 months to 10 years for machinery and equipment) and accelerated methods for income tax purposes.

Significant improvements and the cost of tooling are capitalized, while repairs and maintenance costs are charged to operations.

Goodwill and Intangibles

Goodwill includes the excess of acquisition costs over the fair market value of net assets of acquired businesses and is being amortized on a straight-line basis over 5 to 20 years. The Company assesses at each balance sheet date whether there has been a permanent impairment in the value of goodwill. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net book value of goodwill as of such balance sheet date. Other intangible assets, including patents, copyrights, trademarks, licenses and organization and financing costs, are amortized on a straight-line basis over periods ranging from 3 to 15 years. The aggregate amount of accumulated amortization for goodwill and intangibles was $12.9 million and $10.7 million at January 1, 1995 and January 2, 1994, respectively.

Research and Development Costs and Capitalized Software

Costs incurred in basic research and development are expensed as incurred. Certain costs relating to software and product development are capitalized and amortized over the estimated economic life of the product.

The Company capitalized software costs of $0.6 million and $1.5 million in 1994 and 1993, respectively. The related amortization expenses were $1.0 million and $0.4 million in 1994 and 1993, respectively. As of January 1, 1995 and January 2, 1994, capitalized software, net of amortization, was $1.5 million and $1.9 million, respectively.

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

Foreign Operations

The consolidated balance sheets include foreign assets and liabilities of $55.5 million and $14.7 million as of January 1, 1995, respectively, and $54.8 million and $15.3 million as of January 2, 1994, respectively. The net effects of foreign currency transactions reflected in income were immaterial in fiscal years 1994, 1993 and 1992.

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

Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company periodically hedges against foreign currency fluctuations through the use of forward exchange contracts.
Gains and losses on contracts to hedge foreign currency commitments are deferred and accounted for as part of the commitment transaction except for losses expected to be incurred in future periods which are recorded when identified.

The forward exchange contracts which the Company uses as hedges are subject to off-balance sheet market risk. The Company believes that its risk due to non-performance by the other parties to these contracts is remote. The Company had $0.6 million and $4.3 million of forward exchange contracts outstanding as of January 1, 1995 and January 2, 1994, respectively.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of receivables. The Company extends credit to various customers that are primarily in the computer and computer peripherals industries. These specific industries may be similarly affected by economic factors, however, the Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts for specific customers that it determines to have significant credit risk. Generally, the Company does not require collateral from its customers and has, historically, not experienced significant credit related losses.

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

Recent Accounting Pronouncements

The Financial Accounting Standards Board issued SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure - Amendment of SFAS No. 114" and SFAS No. 119 "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments". Management believes such standards will not have a material adverse impact on the financial condition, results of operations or liquidity of the Company.





Note 2:        SUPPLEMENTAL BALANCE SHEET INFORMATION

Inventories consist of:

                                             Jan. 1,      Jan. 2,
(in thousands)                                1995         1994

Raw materials                              $   14,354  $   13,768
Work in process                                 6,639       8,524
Finished goods                                 22,375      31,539

                                           $   43,368  $   53,831



Property, plant and equipment consists of:

                                             Jan. 1,      Jan. 2,
(in thousands)                                1995         1994

Land                                       $      714  $      713
Buildings                                      10,406      10,361
Machinery and equipment                        77,274      76,954
Construction in progress                          361         305

                                               88,755      88,333
    Less: accumulated depreciation             62,540      63,464

                                           $   26,215  $   24,869



Accounts payable and accrued expenses consist of:

                                             Jan. 1,      Jan. 2,
(in thousands)                                1995         1994

Trade accounts payable                     $   18,918  $   19,554
Accrued liabilities:
    Accrued compensation and benefits           8,900       9,045
    Interest                                    1,883       2,383
    Other                                       7,839       5,522

                                           $   37,540  $   36,504








Note 3:        DEBT OBLIGATIONS

Long-term debt consists of:

                                             Jan. 1,      Jan. 2,
(in thousands)                                1995         1994
Revolving credit notes and term loans      $   10,897  $   22,511
Senior subordinated notes                      36,532      45,627
Other subordinated notes                          134         882

                                               47,563      69,020

    Less: current portion                         371      23,263

                                           $   47,192  $   45,757


The Company has an agreement (the "Loan Agreement") with a lender to provide credit facilities to a maximum borrowing of $35.0 million. The Loan Agreement was amended on June 9, 1994, to extend its term to December 30, 1996. The Company has pledged as collateral generally all assets of the Company. The Loan Agreement provides for financing based on formulas applied to certain adjusted asset balances, such balances being determined at lender's sole discretion, an annual fee of 4.0% of the amount by which average daily borrowings are below $10.0 million, and interest at a posted prime rate plus 3.0% (11.5% as of January 1, 1995). Prior to June 9, 1994 the interest rate was the posted prime rate
plus 2.25% (8.25% as of January 2, 1994).   Also, the Loan
Agreement has provisions for automatic renewal for successive one (1) year terms should certain notice provisions not be exercised by either party. Moreover, upon the termination of the Loan Agreement by either the lender, pursuant to an event of default, or the Company, a termination fee is payable by the Company.

The Company classified the loan as current on the January 2, 1994 balance sheet, since the Loan Agreement was due to expire on September 23, 1994.

The Company maintains a term loan agreement (the "Term
Loan") with the same lender which amortizes monthly and bears the same interest rate. The Term Loan matures on the earlier of the maturity date of the Loan Agreement or September 1, 1997.

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

In 1994 and 1992, the Company used cash flow from operations and borrowings under the Loan Agreement to purchase $9.2 million and $4.0 million, respectively, principal amount of its Notes prior to their scheduled maturity. Such purchases were at market prices below face value and, as a result, the Company recognized gains of $0.7 million and $1.3 million, net of income taxes and the write-off of related unamortized discount and debt issuance costs. Notes purchased by the Company have been applied to the Notes' sinking fund requirements and $12.4 million of the Notes remain in treasury. This amount will be applied toward the Notes' sinking fund requirements for 1995 and a portion of the 1996 requirement.

The Loan Agreement and the Notes contain certain restrictive covenants which include, among other things, required minimum net worth of $22.8 million, restrictions on additional borrowing and the sale or disposition of certain assets and limitations on the payment of dividends. Under the most restrictive covenants, retained earnings are not available for payment of dividends in 1995.

Aggregate maturities and sinking fund requirements for long-term debt at January 1, 1995, after giving consideration to the Notes held in treasury, mature as follows: $0.4 million in 1995, $16.1 million in 1996 and $31.2 million in 1997.









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

On January 4, 1993, the Company adopted the provisions of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires the accrual of the cost of providing postretirement benefits during an employee's active service.

The components of net periodic postretirement benefit costs were:

                                             Jan. 1,      Jan. 2,
(in thousands)                                1995         1994
Service cost - benefits attributed to      $      396  $      493
service during the period

Interest cost on accumulated                    1,334       1,291
postretirement benefit obligation

Amortization of unrecognized transition           878         878
obligation over 20 years

Net periodic postretirement benefit cost   $    2,608  $    2,662


The following table sets forth the combined funded status for the Company's postretirement benefit obligation as of the indicated actuarial valuation dates:

                                              Jan. 1,     Jan. 2,
(in thousands)                                 1995        1994
Accumulated postretirement
benefit obligation:
   Retirees                                 $    9,296  $   10,515
   Active plan participants                      8,045       9,128

                                                17,341      19,643
Unrecognized transition                         15,805      16,683
obligation
Unrecognized net (gain) loss                   (2,309)       1,130

Accrued postretirement benefit cost          $   3,845     $ 1,830


The Company funds postretirement benefit costs as incurred.

For measurement purposes, 11.0% and 12.0% annual rates of increase in the per capita cost of covered health care benefits were assumed for 1995 and 1994, respectively; both rates were assumed to decrease gradually to 6.0% for 2001 and remain at that level thereafter. If the he,alth care cost trend rate were to increase 1.0%, the accumulated postretirement benefit obligation as of January 1, 1995 and January 2, 1994, would have increased by 7.0% and 5.0%, respectively. The effect of this change on the aggregate service and interest costs for 1994 and 1993 would be increases of 7.1% and 4.7%, respectively. The weighted-average discount rates used in determining the accumulated postretirement benefit obligation were 8.0% and 7.0% in 1994 and 1993, respectively.

Substantially all domestic non-collective bargaining employees are eligible to participate in the Company's retirement savings plan (the "Savings Plan"), which qualifies under section 401(k) of the Internal Revenue Code. The Company makes certain matching contributions which are allocated to the participants and vest based on the employee's years of service. The Company's expense under the Savings Plan was $0.5 million, $1.2 million and $1.1 million in fiscal years 1994, 1993 and 1992, respectively.

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

Components of periodic pension costs were:

                                  Jan. 1,     Jan. 2,     Jan. 3,
(in thousands)                      1995       1994        1993
Service cost                   $     445  $      442  $     426
Interest cost on projected           731         660        608
 benefit obligation
Actual return on plan assets         131        (753)      (528)
Net amortization and deferral       (673)        243         92

Net periodic pension expense   $     634  $      592  $     598



The following table sets forth the Pension Plan's funded status as of the indicated actuarial valuation dates:

                                             Jan. 1,      Jan. 2,
(in thousands)                                1995         1994
Actuarial present value of benefit
obligations:
   Vested benefits                         $    8,621  $    8,550
   Non-vested benefits                            555         672

Total accumulated benefit obligations           9,176       9,222
Effect of projected future compensation           734         936
 levels

Projected benefit obligation                    9,910      10,158
Fair value of plan assets                       8,097       7,603

Fair value of plan assets less than            (1,813)     (2,555)
 projected benefit obligations
Unrecognized net liability existing at            318         363
January 1, 1987
Unrecognized net loss from actuarial            1,753       2,116
 experience
Adjustment to recognize minimum liability      (1,337)     (1,544)

Accrued pension cost                       $   (1,079)  $  (1,620)



The Company's assumptions used in determining the pension cost and pension liability shown above were as follows:

                                  Jan. 1,     Jan. 2,     Jan. 3,
                                    1995       1994        1993
Discount rate                         8.00        7.25        7.75
Rate of compensation                  5.00        5.00        5.00
 progression
Rate of return on plan assets         9.00        9.00        9.00


Pension Plan assets consist primarily of treasury notes, government and corporate bonds, corporate equities and cash equivalent funds.

The Company makes contributions to various employee benefit plans for certain of its foreign subsidiaries and the expense for these plans was not material in 1994, 1993 and 1992.

On January 3, 1994, the Company adopted the provisions of SFAS No. 112 "Employers' Accounting for Postemployment
Benefits" which requires employers to accrue costs of providing postemployment benefits other than pensions. The implementation of SFAS No. 112 did not have a material effect on the Company's financial condition, results of operations or liquidity.






Note 5:   STOCK OPTIONS

Under the Company's stock option plan, 1,913,368 shares of unissued common stock are reserved for issuance pursuant to options outstanding and to be granted. Stock option activity for the respective fiscal periods is as follows:

                      Number of     Option Amount
                       Shares        Per Share        	Total
Outstanding,
 December 29, 1991      917,567   $  0.15-7.50       $ 1,252,577
    Granted             270,000      1.00-1.44           332,188
    Exercised
    Cancelled           (52,500)     1.00-1.63           (55,625)

Outstanding,
 January 3, 1993      1,135,067      0.15-7.50         1,529,140
    Granted             406,500      1.00-1.50           412,500
    Exercised           (17,000)     0.15-1.75	 	 (17,975)
    Cancelled           (42,000)     0.15-1.50           (51,500)

Outstanding,
 January 2, 1994      1,482,567      1.00-7.50         1,872,165
    Granted             460,000      1.00-2.38           471,688
    Exercised           (16,600)        1.00             (16,600)
    Cancelled          (166,833)     1.00-7.50          (196,823)

Outstanding,
 January 1, 1995      1,759,134   $  1.00-7.50       $ 2,130,430

Options exercisable,
 January 1, 1995        819,934   $  1.00-7.50       $ 1,090,330

Options available
 for future grants	     154,234



Options granted under the stock option plan are granted at prices not less than 85.0% of the fair market value of the common stock and become exercisable in installments at dates ranging from one to ten years from the date of grant, as determined by the Board of Directors or the Compensation Committee thereof.

In 1992 and 1993, the stockholders approved nonstatutory stock option grants of 100,000 and 10,000 shares of common stock, respectively, to certain members of the Company's Board of Directors. The stock options become exercisable at a rate of 33.3% per year beginning one year from grant date. However, the stock options become fully exercisable upon the merger of the Company into another entity or the acquisition of the Company by another entity or the sale or transfer of substantially all assets of the Company to another entity. As of January 1, 1995, none of these stock options had been exercised.




Note 6:   Income Taxes

On January 4, 1993, the Company adopted SFAS No. 109. The Company previously accounted for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 96 "Accounting for Income Taxes". The adoption of SFAS No. 109 did not have a material effect on the Company's financial condition or results of operations.

The components of income (loss) before income taxes were as follows:

(in thousands)      Jan. 1,      Jan. 2,      Jan. 3,
                     1995         1994         1993

Domestic          $  4,524     $  1,767      $  4,943
Foreign               (906)      (4,940)       (4,169)

                  $  3,618     $ (3,173)     $    774



Income tax expense (benefit) consists of the following:

(in thousands)      Jan. 1,      Jan. 2,      Jan. 3,
                     1995         1994         1993
Current:
  Federal         $   164   	$  (27)
  State               568           23        $   70
  Foreign             148           60           283

                      880           56           353

Deferred:
  Federal             168                         82
  Foreign                                         15

                      168                         97

                  $ 1,048       $   56        $  450

A reconciliation of the U.S. statutory Federal tax rate of 34.0% to the Company's effective tax rate is as follows:


(in thousands)      	  Jan. 1,      Jan. 2,      Jan. 3,
                     	   1995         1994         1993


Tax expense (benefit)
 at statutory rate        $ 1,230    $ (1,079)     $   263
Increase (decrease)
related to:
  State income taxes,
   net of Federal tax
   benefit                    568          23           70
  Foreign income tax          148          60          298
  Foreign operating
   losses generating no
   current tax benefit        279       1,642        1,462
   Domestic operating
    profit not taxed
    due to carryfoward
    losses                 (1,331)       (563)      (1,725)
   Other, net                 154         (27)          82

                         $  1,048     $    56      $   450

                            29.0%       (1.8)%        58.1%


Deferred tax assets and liabilities are recorded based on temporary differences between earnings as reported in the financial statements and earnings for income tax purposes. The major components of the Company's deferred tax assets and liabilities are as follows:

(in thousands)                                  Jan. 1,     Jan. 2,
                                                 1995        1994
Deferred tax assets:
Net operating loss carryforwards               $ 12,838   $  10,958
Inventory valuation                               3,475       3,439
Retiree medical and life                          1,580         732
Vacation accrual                                  1,049       1,146
Bad debt reserve                                    554         603
Gain on tax/book differential                        93       6,528
Valuation allowance                             (16,747)    (19,943)

  Total deferred tax asset                     $  2,842   $   3,463

Deferred tax liabilities:
Depreciation                                      1,481       1,896
Foreign currency translation gain                   456         456
Other                                               905       1,111

  Total deferred tax liability                 $  2,842    $  3,463



At January 1, 1995, the Company had U.S. Federal net operating loss carryforwards of $11.8 million, of which $11.3 million expires in 2005 and $0.5 million expires in 2008. The Company also had available research and development tax credit carryforwards in the amount of $0.5 million which expire during the years of 2003 to 2008.

The cumulative amount of undistributed earnings of foreign subsidiaries which the Company intends to permanently invest and upon which no deferred U.S. income taxes have been provided is $2.5 million. The Company cannot practically determine the amount of deferred income tax liability that would result had such earnings actually been remitted. The amount of foreign withholding taxes, at current rates, that would have been due on the earnings had they actually been remitted was $0.1 million.





Note 7:   OTHER INCOME AND RESTRUCTURING COSTS

During fiscal 1994, the Company reported gains of $1.0 million from the early extinguishment of $9.2 million of its Notes.

During fiscal 1994 and 1993, the Company sold 35.0% and 65.0%, respectively, of its investment in Xeikon N.V., a Belgian printer development and manufacturing company.
These transactions added approximately $0.9 million and $1.7 million of pre-tax income to fiscal 1994 and 1993, respectively.

During fiscal 1993, the Company incurred costs totaling $1.0 million associated with the reorganization and restructuring of the Company's sales and marketing, development and administrative operations including the formation of an application solutions function. Such costs are reflected in the Company's operating expenses.






Note 8:   COMMITMENTS AND CONTINGENT LIABILITIES

Leasing arrangements:

As lessee:

The Company leases certain manufacturing and warehousing properties. Rent expense amounted to $6.7 million, $6.3 million, and $6.8 million in 1994, 1993 and 1992, respectively.

Minimum future lease commitments for operating leases as of January 1, 1995, are as follows: 1995 - $4.4 million, 1996
- - $2.5 million, 1997 - $1.5 million, 1998 - $0.9 million,
1999 - $0.3 million and $1.8 million thereafter.

As lessor:

The Company has rental plans for the leasing of printers.
Operating lease terms vary, generally from one to sixty months. Rental revenue was $0.7 million, $1.1 million, and $1.4 million for 1994, 1993 and 1992, respectively.

On January 1, 1995 and January 2, 1994, the cost of equipment leased was $1.1 million and $1.0 million, respectively, which is included in property, plant and equipment, net of accumulated depreciation of $0.9 million and $0.9 million, respectively.

Environmental matters:

The Company and the former owner of its Waynesboro, Virginia facility, General Electric Company ("G.E."), have generated and managed hazardous wastes at the facility for many years as a result of their use of certain materials in manufacturing processes. The Company and the United States Environmental Protection Agency ("EPA") have agreed to a corrective action consent order ( the "Order"), which became effective on September 14, 1990. The Order requires the Company to undertake an investigation of solid waste management units at its Waynesboro, Virginia facility and to conduct a study of any necessary corrective measures that may be required. Although the Order is currently being implemented, it is not possible for the Company to reliably estimate the total cost of the investigation and the study required by the Order. If, as a result of the investigation and study, corrective measures are required, the Company expects that it will then enter into discussions with the EPA concerning a further order for that purpose.

On December 9, 1993, the Company entered into a Cooperation Agreement ("Agreement") with G.E. covering certain environmental matters at the Company's Waynesboro, Virginia site. One of the matters covered is the cost of responding to the Order. The Agreement provides that G.E. will bear 70.0% of the allocable costs relating to the Order. In 1993, the Company recorded a $1.2 million recovery from G.E. of previously incurred allocable costs relating to the Order. A dispute has arisen between the Company and G.E. concerning the Agreement. Management believes that the dispute will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

As a result of the continuing financial obligation which G.E. has with respect to releases at the facility and the protracted nature of the investigation, the Company believes that the costs of the investigation and study and any corrective action that may be required are not likely to have a material effect upon the financial condition, results of operations or liquidity of the Company.

The Company has been notified by the EPA that it is one of 700 potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, for necessary corrective action at a hazardous waste disposal site in Greer, South Carolina. In prior years, the Company arranged for the transportation of wastes to the site for treatment or disposal. Based on information currently available, the Company believes its share of the costs of the investigation and any necessary corrective action is not likely to have a material effect upon the financial condition, results of operations or liquidity of the Company.

Other matters:

In the ordinary course of business, the Company is party to various environmental, administrative and legal proceedings. In the opinion of management, the Company's liability, if any, in all pending litigation or other legal proceedings, other than those discussed above, will not have a material effect on its financial condition, results of operations or liquidity of the Company.




Note 9:   RELATED PARTY TRANSACTIONS

G.E. is one of the principal stockholders of the Company.
Sales by the Company to G.E. and its affiliates amounted to $4.6 million, $4.6 million and $6.5 million in 1994, 1993 and 1992, respectively. Amounts receivable from G.E. were $1.8 million and $1.7 million as of January 1, 1995 and January 2, 1994, respectively.

Decision Data Holdings, Ltd., ("Decision Data"), one of the
Company's customers, is a related party due to common ownership. Sales to Decision Data were $1.2 million, $1.8 million and $12.8 million in 1994, 1993 and 1992, respectively. Amounts receivable from Decision Data were $0.4 million and $0.2 million as of January 1, 1995 and January 2, 1994, respectively.




Note 10:  CERTAIN GEOGRAPHIC DATA AND SEGMENT INFORMATION

The Company operates in one reportable business segment, the computer peripheral sales and services business. Printer products and services are delivered internationally through a network of subsidiaries located in Canada, Western Europe and the Pacific Rim. In addition, the Company has a manufacturing facility in Mexico which is operated as a maquiladora company.

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

Financial information by geographic area:

(in thousands)
                         United States
Fiscal Year 1994          and Canada    Europe   Eliminations   Consolidated
Sales to unaffiliated    $   174,455   $ 59,342                 $ 233,797
 customers

Transfers between
   geographic areas           41,821              $ (41,821)

Total sales              $   216,276   $ 59,342   $ (41,821)    $ 233,797


Operating income (loss)  $     9,262   $    (94)                $   9,168


Identifiable assets      $    97,517   $ 29,750                 $ 127,267

                         United States
Fiscal Year 1993          and Canada    Europe   Eliminations   Consolidated
Sales to unaffiliated  	$    159,504   $ 62,361                  $ 221,865
 customers
Transfers between
   geographic areas                      43,519                  $ (43,519)

Total sales             $    203,023   $ 62,361   $ (43,519)     $ 221,865

Operating income (loss) $      6,134   $ (3,489)                $   2,645

Identifiable assets     $    104,461   $ 36,698                 $ 141,159

                         United States
Fiscal Year 1992          and Canada    Europe   Eliminations   Consolidated
Sales to unaffiliated   $    158,646   $ 64,046                  $ 222,692
customers

Transfers between
   geographic areas           41,756              $ (41,756)

Total sales             $    200,402   $ 64,046   $ (41,756)      $ 222,692


Operating income (loss) $     11,552   $ (3,036)                  $   8,516


Identifiable assets     $    110,554   $ 36,252                   $ 146,806


Total sales to customers outside the United States amounted to $72.3 million, $73.5 million and $77.0 million for 1994, 1993 and 1992, respectively; these amounts include export sales from the United States of $1.5 million, $1.5 million and $3.0 million in 1994, 1993 and 1992, respectively.





Note 11:  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)

                              		     Quarter
1994                    First   Second     Third    Fourth
Revenues             $ 55,336  $ 59,325  $ 57,350  $ 61,786
Operating income        1,322     3,196     2,408     2,242
Net income                 94     1,502       486       488
Earnings per share:
    Primary              0.01      0.13      0.04      0.04
    Fully diluted        0.01      0.13      0.04      0.04

                                		     Quarter
1993                    First   Second     Third    Fourth
Revenues             $ 56,677  $ 55,043  $ 53,973 $ 56,172
Operating income
 (loss)                 1,569     2,191       451   (1,566)
Net income (loss)          83        39    (1,669)  (1,682)

Earnings (loss) per
 share:
    Primary              0.01      0.00     (0.16)   (0.16)
    Fully diluted        0.01      0.00     (0.16)   (0.16)






Note 12:  SUBSEQUENT EVENT - BUSINESS ACQUISITIONS


Printer Systems Corporation
- ---------------------------

On February 16, 1995, the Company acquired Printer Systems Corporation ("PSC"), a privately held company whose primary business is the design, manufacture, distribution and support of printer products for commercial customers. PSC, which is headquartered in Gaithersburg, Maryland had 1994 revenues of $10.0 million. Pursuant to the purchase agreement, the Company acquired substantially all of PSC's outstanding common and preferred shares for consideration aggregating to potentially $4.8 million. Of the consideration $0.8 million was payable at closing and $1.2 million is payable over the three years subsequent to closing. Payment of the remaining balance of up to $2.8 million in consideration is contingent upon attainment of performance objectives during the three years subsequent to closing. The purchase price will be funded from the Company's cash flows from operations and credit facilities and the acquisition will be accounted for as a purchase.


Harris Adacom Network Services, Inc.
- ------------------------------------

On March 1, 1995, the Company acquired substantially all of the assets and certain liabilities of Harris Adacom Network Services, Inc. ("HANS"), including all of the stock of its Canadian subsidiary, Harris Adacom Inc. for cash and notes totaling $7.3 million. The assets acquired relate to HANS's service depot facility, field service operations, systems integration business, and network diagnostic and monitoring operations. The purchase price will be funded from the Company's cash flows from operations and credit facilities and the acquisition will be accounted for as a purchase. In 1994, revenues from the acquired operations totaled $36.1 million.






Board of Directors:

Don E. Ackerman
Chairman of the Board

President
Chandelle Ventures, Inc.

Bruce K. Anderson
General Partner
Welsh, Carson, Anderson & Stowe

Edward E. Lucente
Marketing Consultant

Paul T. Winn
President and Chief Executive Officer
GENICOM Corporation

Executive Officers:

B. Garrett Buttner
Vice President and General Manager
Supplies and Service Marketing & Sales

Lee P. Chu
Senior Vice President
Integrated Network Services Business

James C. Gale
Senior Vice President Finance and
Chief Financial Officer

Arthur D. Gallo
Vice President and General Manager
Page Printer Business

James A. Jones
Vice President, Corporate Controller
and Treasurer

C. Bruce Meyer
Vice President Human Resources and
Corporate Communications

Michael J. Shelor
ESSD Vice President and General Manager
Service Logistics & Operations

Raymond D. Stapleton
Senior Vice President
International Service Market Development

Paul T. Winn
President and Chief Executive Officer

Corporate Directory

Operations Management:

Donald J. Einecker
Vice President and General Manager
Datacom de Mexico, S.A. de C.V.

Michel Fargier
Acting General Manager
GENICOM S.A., France

Stuart Fathers
General Manager
GENICOM Pty. Ltd., Australia

C. Edward Feaster
Assistant General Manager
International Operations

Klaus Fuchs
General Manager
GENICOM GmbH, Germany

Russell M. Gerhard
Vice President Engineering

Bruce Glashan
President
Harris Adacom Inc.

Tony Hammell
General Manager
GENICOM Limited, United Kingdom

Dennis M. Harbin
General Manager
Relay Products Division

Steve Mosek
General Manager
GENICOM Canada, Inc.

Harold I. McIlroy
Vice President Quality and
Customer Satisfaction

Richard B. Songer
ESSD Vice President and General Manager
Field Service

Remigio Uttini
General Manager
GENICOM SpA, Italy

Company Facilities:

Headquarters:

GENICOM Corporation
14800 Conference Center Drive
Suite 400, Westfields
Chantilly, Virginia, USA  22021-3806
Telephone:  (703) 802-9200

Service and Manufacturing Operations:

GENICOM Corporation
One Genicom Drive
Waynesboro, Virginia, USA  22980-1999
Telephone:  (703) 949-1000

Enterprising Service Solutions Corporation
2 Crosby Drive
Bedford, Massachusetts, USA  01730
Telephone:  (617) 275-2777

Harris Adacom Network Services
1100 Venture Court
Carrollton, Texas, USA  75006-5412
Telephone:  (214) 386-2000

Datacom de Mexico, S.A. de C.V.
Carretera a Matamoros con Brecha E-99
Apartado Postal 775
Parque Industrial Reynosa
Reynosa, Tamaulipas, Mexico 88780
Telephone:  (210) 682-9211 - U.S. Number
            (89) 227035 - Mexican Number

Research and Development Operations:

Printer Systems Corporation
207 Perry Parkway
Gaithersburg, Maryland, USA  20877
Telephone:  (301) 258-5060

International Sales and Service Operations:

GENICOM Pty. Ltd.
175 Gibbes Street, Unit 12
Chatswood, N.S.W. 2067
Australia
Telephone:  61-2-417-6411

GENICOM Canada, Inc.
5170-A Timberlea Boulevard
Mississauga, Ontario
Canada L4W 2S5
Telephone:  (905) 625-0770

GENICOM S.A.
17 Rue Ampere
91300 Massy
France
Telephone:  33-1-69-308484

GENICOM GmbH
Oberliederbacher Weg 42
65843 Sulzbach/Ts.
Germany
Telephone:  49-6196-70320

GENICOM SpA
Via Achille Grandi 12
20093 Cologno Monzese
Milan, Italy
Telephone:  39-2-27304510

GENICOM Limited
Unit B13 Armstrong Mall
Southwood, Farnborough,
Hampshire, GU14 ONR
United Kingdom
Telephone:  44-1252-522500

Harris Adacom Inc.
100 Commerce Valley Drive E
Toronto, Canada  L3T 7R1
Telephone:  (905) 882-2500

Independent Accountants:

Coopers & Lybrand L.L.P.
1800 M Street, N.W.
Washington, D.C. 20036

Registrar & Transfer Agent:

First Union National Bank of North Carolina
Shareholder Services Group
Two First Union Center
Charlotte, North Carolina  28288-1154

Legal Counsel:

McGuire Woods Battle & Boothe L.L.P.
One James Center
901 East Cary Street
Richmond, Virginia  23219-4030

Stock Trading:

GENICOM's common stock is traded in the over-the-counter market and quoted on The Nasdaq Stock Market (Symbol: GECM). As of February 3, 1995, there were approximately 557 shareholders of record. The following table sets forth, for the periods indicated, the high and low closing prices per share of GENICOM common stock as reported by Nasdaq:


                     1994              1993
                 -------------    ---------------
                 High    Low       High     Low
                ------  ------    -----    ------
First Quarter   $1 5/8  $1 1/16  $ 2      $ 1 1/8
Second Quarter   2 3/8   1         3 1/2    1 5/8
Third Quarter    3 1/4   1 3/4     3 1/2    1 1/2
Fourth Quarter   2 7/8   1 7/8     1 5/8    1 3/16

SEC Form 10-K:

If you would like a copy of our Annual Report on SEC Form 10-K for the fiscal year ended January 1, 1995, you may obtain it without charge. Direct your request to GENICOM Corporation, Investor Relations Department, 14800 Conference Center Drive, Suite 400, Westfields, Chantilly, Virginia, USA 22021-3806 or call the GENICOM Corporation Investor Relations Department at
(703) 802-9200.

Corporate and Investor Information:

Please direct inquiries to GENICOM Corporation, Investor
Relations Department, 14800 Conference Center Drive, Suite 400,
Westfields, Chantilly, Virginia, USA 22021-3806 or call the
GENICOM Corporation Investor Relations Department at (703) 802-
9200.

Annual Stockholders' Meeting:

The Annual Stockholders' Meeting of GENICOM Corporation will be held on Thursday, April 27, 1995, at the Company's Headquarters, 14800 Conference Center Drive, Suite 400, Westfields, Chantilly, Virginia, USA 22021-3806. A Form of Proxy and Proxy Statement is being mailed to stockholders of record with this report.

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